===========================================================================



                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                       -----------------------
                               FORM 8-K
                       -----------------------

                            CURRENT REPORT


  Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


                  Date of Report:  February 27, 2002

                    ----------------------------

                          EOG RESOURCES, INC.

        (Exact name of registrant as specified in its charter)


         DELAWARE                       1-9743             47-0684736
(State or other jurisdiction       (Commission File    (I.R.S. Employer
 of incorporation or organization)      Number)       Identification No.)


        333 CLAY STREET
          SUITE 4200
        HOUSTON, TEXAS                                        77002
(Address of principal executive offices)                   (Zip code)


                             713/651-7000
          (Registrant's telephone number, including area code)




===============================================================================

                       EOG RESOURCES, INC.



Item 7.  Financial Statements and Exhibits.

  (a) Financial Statements of EOG Resources, Inc.

      Financial Statements of EOG Resources, Inc. and its
      Consolidated Subsidiaries for the fiscal year ended December 31, 2001, including Report of Arthur Andersen LLP, Independent Public Accountants.

  (b) Exhibits.

      23.1 Consent of DeGolyer and MacNaughton.

      23.2 Opinion of DeGolyer and MacNaughton dated January 25, 2002.

      23.3 Consent of Arthur Andersen LLP.


                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   EOG RESOURCES, INC.
                                   (Registrant)




Date: February 27, 2002            By:   /s/ TIMOTHY K. DRIGGERS
                                      -----------------------------
                                          Timothy K. Driggers
                                       Vice President, Accounting
                                         & Land Administration
                                     (Principal Accounting Officer)

                       EOG RESOURCES, INC.

                        TABLE OF CONTENTS



                                                             Page No.

Management's Discussion and Analysis of Financial
  Condition and Results of Operations........................    4

Management's Responsibility for Financial Reporting..........   13

Report of Independent Public Accountants.....................   14

Consolidated Statements of Income and Comprehensive Income
  for the years ended December 31, 2001, 2000 and 1999.......   15

Consolidated Balance Sheets, December 31, 2001 and 2000.......  16

Consolidated Statements of Shareholders' Equity for
  the years ended December 31, 2001, 2000 and 1999...........   17

Consolidated Statements of Cash Flows for the years
  ended December 31, 2001, 2000 and 1999.....................   18

Notes to Consolidated Financial Statements...................   19

Supplemental Information to Consolidated
   Financial Statements......................................   36

Exhibits

  Exhibit 23.1 - Consent of DeGolyer and MacNaughton.........   45

  Exhibit 23.2 - Opinion of DeGolyer and MacNaughton
     dated January 25, 2002..................................   46

  Exhibit 23.3 - Consent of Arthur Andersen LLP..............   48

                 MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations


     The following review of operations for each of the three years in the period ended December 31, 2001 should be read in conjunction with the consolidated financial statements of EOG Resources, Inc. ("EOG") and notes thereto beginning with page 15.

Results of Operations
---------------------
     Net Operating Revenues. Wellhead volume and price statistics for the specified years were as follows:

                                                           Year Ended December 31,
                                                          ------------------------
                                                           2001     2000     1999
                                                          ------   ------   ------
Natural Gas Volumes (MMcf per day)(1)
 United States........................................       680      654      654
 Canada...............................................       126      129      115
 Trinidad.............................................       115      125      123
 India (2)............................................         -        -       46
                                                          ------   ------   ------
     Total............................................       921      908      938
                                                          ======   ======   ======
Average Natural Gas Prices ($/Mcf)(3)
 United States........................................     $4.26    $3.96    $2.20
 Canada...............................................      3.78     3.33     1.88
 Trinidad.............................................      1.22     1.17     1.08
 India (2)............................................         -        -     2.09
     Composite........................................      3.81     3.49     2.01
Crude Oil and Condensate Volumes (MBbl per day)(1)
 United States........................................      22.0     22.8     14.4
 Canada...............................................       1.7      2.1      2.6
 Trinidad.............................................       2.1      2.6      2.4
 India (2)............................................         -        -      4.1
                                                          ------   ------   ------
     Total............................................      25.8     27.5     23.5
                                                          ======   ======   ======
Average Crude Oil and Condensate Prices ($/Bbl)(3)
 United States........................................    $25.06   $29.68   $18.55
 Canada...............................................     22.70    27.76    16.77
 Trinidad.............................................     24.14    30.14    16.21
 India (2)............................................         -        -    12.80
     Composite........................................     24.83    29.57    17.12
Natural Gas Liquids Volumes (MBbl per day)(1)
 United States........................................       3.5      4.0      2.6
 Canada...............................................       0.5      0.7      0.8
                                                          ------   ------   ------
     Total............................................       4.0      4.7      3.4
                                                          ======   ======   ======
Average Natural Gas Liquids Prices ($/Bbl)(3)
 United States........................................    $17.17   $20.45   $13.41
 Canada...............................................     15.05    16.75     8.23
     Composite........................................     16.89    19.87    12.24
Natural Gas Equivalent Volumes (MMcfe per day)(4)
 United States........................................       833      814      757
 Canada...............................................       139      146      134
 Trinidad.............................................       128      141      138
 India (2)............................................         -        -       70
                                                          ------   ------   ------
     Total............................................     1,100    1,101    1,099
                                                          ======   ======   ======

Total Bcfe(4)Deliveries...............................       401      403      401

-------------------------------
(1)  Million cubic feet per day or thousand barrels per day, as applicable.
(2)  See Note 4 to the Consolidated Financial Statements regarding the
     Share Exchange Agreement with Enron Corp.
(3)  Dollars per thousand cubic feet or per barrel, as applicable.
(4)  Million  cubic  feet equivalent per day or  billion  cubic  feet equivalent, as applicable; includes natural gas, crude oil, condensate and natural gas liquids.

      2001 compared to 2000. During 2001, net operating revenues increased $165 million to $1,655 million. Total wellhead revenues of $1,540 million increased by $49 million, or 3%, as compared to 2000.

      Average wellhead natural gas prices for 2001 were approximately 9% higher than the comparable period in 2000, increasing net operating revenues by $110 million. Average wellhead crude oil and condensate prices were 16% lower, decreasing net operating revenues by $45 million. North America wellhead natural gas deliveries were approximately 3% higher than the comparable period in 2000. The increase in volumes was primarily due to increased production in the Midland and Pittsburgh divisions, partially offset by decreased production in the Denver and Corpus Christi divisions and the implementation of a production moderation strategy in late third quarter. Combined with reduced production in Trinidad, the overall natural gas production was 1% higher than the comparable period in 2000, increasing net operating revenues by $14 million. Wellhead crude oil and condensate volumes were 6% lower than in 2000, decreasing  net  operating revenues by $20 million.  The  decrease  in wellhead crude oil and condensate volumes is primarily due to decreased deliveries worldwide. Natural gas liquids prices and deliveries were both approximately 15% lower than 2000, decreasing net operating revenues by $4 million and $5 million, respectively.

      During 2001, EOG recognized mark-to-market gains on commodity contracts of $98 million, of which $62 million were realized gains.

      Gains on sales of reserves and related assets and other, net totaled a gain of $1 million during 2001 compared to a gain of $9 million in 2000. The difference is due primarily to a $7 million gain on sales of certain North America properties in 2000.

     Other marketing activities associated with sales and purchases of natural gas transactions increased net operating revenue by $16 million during 2001, compared to a $10 million reduction in 2000.

      2000 compared to 1999. During 2000, net operating revenues increased $648 million to $1,490 million. Total wellhead revenues of $1,491 million increased by $641 million, or 75%, as compared to 1999.

      Average wellhead natural gas prices for 2000 were approximately 74% higher than the comparable period in 1999 increasing net operating revenues by approximately $491 million. Average wellhead crude oil and condensate prices were up by 73% increasing net operating revenues by $125 million. Wellhead natural gas volumes were approximately 3% lower than the comparable period in 1999 decreasing net operating revenues by nearly $20 million. The decrease in wellhead natural gas volumes is primarily due to the transfer of producing properties in connection with the Share Exchange described in Note 4 to the Consolidated Financial Statements, partially offset by increased deliveries in Canada and Trinidad. Wellhead crude oil and condensate volumes were 17% higher than in 1999, increasing net operating revenues by $26 million. The increase in wellhead crude oil and condensate volumes is primarily due to increased deliveries in the United States and Trinidad, partially offset by the transfer of producing properties in the Share Exchange and decreased deliveries in Canada. Natural gas liquids prices and deliveries were approximately 62% and 39% higher than 1999, increasing net operating revenues by $13 million and $6 million, respectively.

     Gains (losses) on sales of reserves and related assets and other, net totaled a gain of $9 million during 2000 compared to a loss of nearly $1 million in 1999. The difference is due primarily to a $7 million gain on sales of certain North America properties in 2000.

     Other marketing activities associated with sales and purchases of natural gas transactions decreased net operating revenues by $10 million during 2000, compared to a $7 million reduction in 1999.

Operating Expenses
------------------

      2001 compared to 2000. During 2001, operating expenses of $980 million, which includes $19 million of charges related to the Enron bankruptcies, were approximately $187 million higher than the $793 million incurred in 2000.

      Lease and well expenses increased $35 million to $175 million primarily due to higher production costs, continually expanding operations and increases in production activity in North America. Exploration expenses of $67 million remained essentially flat compared to 2000. Dry hole expenses of $71 million increased $54 million from 2000. Impairments increased $33 million to $79 million primarily as a result of write-down of assets in the United States. Depreciation, depletion and amortization ("DD&A") expense increased $33 million to $392 million primarily due to increased DD&A rates. General and administrative ("G&A") expenses increased $13 million primarily due to expanded operations. Taxes other than income remained approximately the same as compared to 2000.

     Total operating costs per unit of production, which include lease and well, DD&A, G&A, taxes other than income and interest expense, increased 9% to $1.97 per thousand cubic feet equivalent ("Mcfe") in 2001 from $1.80 in 2000. This increase is primarily due to higher per unit rates of lease and well, DD&A and G&A expenses, partially offset by a lower per unit rate of interest expense.

       During the fourth quarter of 2001, EOG recorded charges associated with Enron Corp. bankruptcy of $19 million, of which $17 million were related to 2001 and 2002 natural gas and oil derivative contracts.

      Interest Expense. The decrease in net interest expense of $16 million for 2001 as compared to 2000 is primarily due to lower long-term debt levels during the year.

      2000 compared to 1999. During 2000, operating expenses of $793 million were approximately $31 million lower than the $824 million incurred in 1999.

      Lease and well expenses increased $9 million to $141 million primarily due to continually expanding operations and increases in production activity in North America. Exploration expenses of $67 million and dry hole expenses of $17 million increased $14 million and $5 million, respectively, from 1999 due to increased exploratory drilling activities. Impairments decreased $115 million to $46 million primarily due to charges of $15 million pursuant to a change in EOG's strategy related to certain offshore operations in the second quarter of 1999, the impairment of various North America properties in the fourth quarter of 1999, and non-recurring charges of $114 million related primarily to assets determined no longer central to EOG's business in the third quarter of 1999. DD&A expense increased $30 million primarily due to increased DD&A rates. G&A expenses decreased $16 million primarily due to non-recurring costs in 1999 of $14 million related to the Share Exchange, the potential sale of EOG and personnel expenses partially offset by savings resulting from the discontinuance of the India and China operations as a result of the Share Exchange. Taxes other than income increased $42 million reflecting higher state severance taxes associated with higher taxable wellhead revenues resulting from higher average prices.

     Total operating costs per unit of production, which include lease and well, DD&A, G&A, taxes other than income and interest expense, increased 10% to $1.80 Mcfe in 2000 from $1.64 in 1999. This increase is primarily due to higher per unit rates of lease and well, DD&A and taxes other than income, partially offset by a lower per unit rate of G&A expenses. Excluding the aforementioned 1999 charges of $14 million in G&A expenses, the per unit operating costs for EOG were $1.60 per Mcfe in 1999. The per unit operating costs in 2000 of $1.80 was $.20 higher than the adjusted per unit operating costs of 1999, primarily due to higher per unit rates of lease and well, DD&A and taxes other than income.

      Other Income (Expense). Other income of $611 million for 1999 included a $575 million net gain from the Share Exchange, a $59.6 million gain on the sale of 3.2 million options owned by EOG to purchase Enron Corp. common stock, and a $19.4 million charge for estimated exit costs related to EOG's decision to dispose of certain international assets.

      Income Taxes. Income tax provision increased approximately $238 million for 2000 as compared to 1999 as a result of a higher pre-tax income year to year after removing the non-taxable gain on the Share Exchange in 1999.

Capital Resources and Liquidity
-------------------------------

      Cash Flow. The primary sources of cash for EOG during the three-year period ended December 31, 2001 included cash generated from operations, including realized gains from mark-to-market commodity derivative contracts, proceeds from the sales of other assets, selected oil and gas reserves and related assets and funds from new borrowings and proceeds from equity offerings. Primary cash outflows included funds used in operations, exploration and development expenditures, common stock repurchases, dividends paid to EOG shareholders, repayments of debt and cash contributed to transferred subsidiaries in the Share Exchange.

      Net operating cash flows of $1,197 million in 2001 increased approximately $230 million as compared to 2000 primarily due to higher net operating revenues resulting from higher natural gas prices, net of increased cash operating expenses, and lower current income taxes, partially offset by a lower tax benefit from stock options exercised. Changes in working capital and other liabilities increased operating cash flows by $75 million as compared to 2000 primarily due to changes in accounts receivable, accrued royalties payable and accrued production taxes caused by fluctuation of commodity prices at each yearend. Net investing cash outflows of $1,088 million in 2001 increased by $421 million as compared to 2000 due primarily to increased exploration and development expenditures of $426 million (including producing property acquisitions) and decreased proceeds from sales of reserves and related assets, partially offset by decreased equity investments. Changes in components of working capital associated with investing activities included changes in accounts payable associated with the accrual of exploration and development expenditures and changes in inventories which represent materials and equipment used in drilling and related activities. Cash used in financing activities in 2001 was $127 million as compared to $305 million in 2000. Financing activities in 2001 included repayments of debt of $4 million, common stock repurchases of $127 million and dividend payments of $29 million, partially offset by proceeds from sales of treasury stock of $31 million.

     Net  operating  cash  flows  of $967 million  in  2000  increased approximately $524 million as compared to 1999 due to higher net operating revenues resulting from higher prices, net of cash operating expenses, and higher tax benefits from stock options exercised partially offset by higher current income taxes. Changes in working capital and other liabilities decreased operating cash flows by $16 million as compared to 1999 primarily due to changes in accounts receivable, accrued royalties payable and accrued production taxes caused by fluctuation of commodity prices at each yearend. Net investing cash outflows of $667 million in 2000 increased by $304 million as compared to 1999 due primarily to increased exploration and development expenditures of $226 million (including producing property acquisitions), increased equity investments, and the non-recurrence of proceeds from sales of Enron Corp. options in 1999, partially offset by increased proceeds from sales of reserves and related assets. Changes in components of working capital associated with investing activities included changes in accounts payable associated with the accrual of exploration and development expenditures and changes in inventories which represent materials and equipment used in drilling and related activities. Cash used in financing activities in 2000 was $305 million as compared to $62 million in 1999. Financing activities in 2000 included repayments of debt of $131 million, common stock repurchases of $273 million and dividend payments of $26 million, partially offset by proceeds from sales of treasury stock of $127 million.

      Discretionary cash flow available to common, a frequently used measure of performance for exploration and production companies, is generally derived by adjusting net income to include tax benefits on stock options exercised and to eliminate the effects of depreciation, depletion and amortization, impairments, deferred income taxes, gains on sales of oil and gas reserves and related assets, certain other non-cash amounts, except for amortization of deferred revenue and exploration and dry hole costs. EOG generated discretionary cash flow available to common of approximately $1,162 million in 2001, $1,007 million in 2000, $477 million in 1999. Discretionary cash flow available to common should not be considered as an alternative to income from operations or to cash flows from operating activities (as determined in accordance with accounting principles generally accepted in the United States) and should not be construed as an indication of a company's operating performance or as a measure of liquidity.

      Exploration and Development Expenditures. The table below sets out components of exploration and development expenditures for the years ended December 31, 2001, 2000 and 1999, along with the total budgeted for 2002, excluding acquisitions.

                                                                            1999
                                                                      Excluding India and        Budgeted 2002
                                                    Actual            China Operations(1)  (excluding acquisitions)
                                            ------------------------  -------------------  ------------------------
Expenditure Category                         2001     2000     1999
--------------------                        ------   ------   ------
(In Millions)
Capital
 Drilling and Facilities..................  $  722   $  443  $  319       $   293
 Leasehold Acquisitions...................      76       51      21            21
 Producing Property Acquisitions..........     168      102      45            43
 Capitalized Interest.....................       9        7      11             8
                                            ------   ------  ------       -------
   Subtotal...............................     975      603     396           365
Exploration Costs.........................      67       67      53            51
Dry Hole Costs............................      71       17      12            12
                                            ------   ------  ------       -------
   Subtotal...............................   1,113      687     461           428
Deferred Income Taxes.....................      50       23       -             -
                                            ------   ------  ------       -------
   Total..................................  $1,163   $  710  $  461       $   428                $600 - $750
                                            ======   ======  ======       =======                ===========

(1) See Note 4 to Consolidated Financial Statements.

       Total   exploration  and  development  expenditures   increased
$453 million in 2001 as compared to 2000 primarily due to increased exploration and development activities in North America and Trinidad, and acquisitions of oil and gas properties in North America.

      Derivative Transactions. During 2001, EOG recognized mark-to-market gains on commodity derivative contracts of $98 million, of which $62 million were realized gains (see Note 12 to the Consolidated Financial Statements).

      The following is a summary of EOG's price swap and physical contract positions at February 20, 2002:

     (a)  2002 Price Swap Positions

          o Natural Gas Price Swaps - Tabulated below is a summary of EOG's 2002 natural gas price swap positions with prices expressed in dollars per million British thermal units ($/MMBtu) and notional volumes in million British thermal units per day (MMBtud). EOG accounts for these swap contracts under mark-to-market accounting.

                                     Average Price     Volume
                     2002              ($/MMBtu)      (MMBtud)
             ----------------------   -------------    --------
             January (closed)            $ 3.21        140,000
             February (closed)           $ 3.13        190,000
             March                       $ 3.13        140,000
             April and May               $ 2.68        290,000
             June                        $ 2.76        200,000
             July through December       $ 3.26        100,000

          o Crude Oil Price Swaps - Notional volumes of two thousand barrels of oil per day for the period March 2002 to December 2002 at an average price of $21.50 per barrel. EOG accounts for these swap contracts under mark-to-market accounting.

     (b)  2002 Natural Gas Physical Contracts

             EOG had 2002 natural gas physical contracts for 95,000 MMBtud at an average price of $3.03 per MMBtu for January and February 2002 in the U.S. and approximately 24,000 MMBtud at an average price of US$3.35 per MMBtu for the period January through December 2002 in Canada.

      Financing.   EOG's long-term debt-to-total-capitalization  ratio
was 34% as of December 31, 2001 compared to 38% as of December 31, 2000.

       During 2001, total long-term debt decreased slightly to $856 million primarily due to higher cash flow from operations primarily resulting from slightly higher natural gas prices, partially offset by additions to oil and gas properties and significant share repurchases of common stock (see Note 2 to the Consolidated Financial Statements). The estimated fair value of EOG's long-term debt at
December 31, 2001 and 2000 was $838 million and $831 million, respectively, based upon quoted market prices and, where such prices were not available, upon interest rates currently available to EOG at yearend. EOG's debt is primarily at fixed interest rates. At December 31, 2001, a 1% change in interest rates would result in a $47 million change in the estimated fair value of the fixed rate obligations (see Note 12 to the Consolidated Financial Statements).

The following table summarizes EOG's contractual obligations at December 31, 2001 (in thousands):


                                                                                                  2008 &
Contractual Obligations(1)                      Total       2002     2003 - 2005   2006 - 2007    beyond
-------------------------                     --------    --------   -----------   -----------   --------
Long-Term Debt.............................   $855,969    $    -       $195,147      $226,870    $433,952
Non-cancelable Operating Leases............     32,779       7,773       18,896         6,110         -
Drilling Rig Commitments...................     28,234      24,711        3,523           -           -
Transportation Service Commitments(2)......     49,473      16,377       17,541        10,427       5,128
                                              --------    --------     --------      --------    --------
Total Contractual Obligations..............   $966,455    $ 48,861     $235,107      $243,407    $439,080
                                              ========    ========     ========      ========    ========

(1)  See Notes 2 and 7 to Consolidated Financial Statements.
(2)  Amounts  shown are based on current transportation  rates  and foreign  currency  exchange rate at
     December 31,  2001.   Management does not believe that any future changes in these rates before the expiration  dates  of  these  commitments  will  have  a  materially adverse effect on the financial condition or results of operations of EOG.

      Shelf Registration. During the third quarter of 2000, EOG filed a shelf registration statement for the offer and sale from time to time of up to $600 million of EOG debt securities, preferred stock and/or common stock. The registration statement was declared effective by the Securities and Exchange Commission on October 27, 2000. As of February 20, 2002, EOG had sold no securities pursuant to this shelf registration. When combined with the unused portion of a previously filed registration statement declared effective in January 1998, these registration statements provide for the offer and sale from time to time of EOG debt securities, preferred stock and/or common stock by EOG in an aggregate amount up to $688 million.

     Outlook. Natural gas prices historically have been volatile, and this volatility is expected to continue. Uncertainty continues to exist as to the direction of future North America natural gas and crude oil price trends, and there remains a rather wide divergence in the opinions held by some in the industry. This divergence in opinion is caused by various factors including the current industrial recession and economic downturn, improvements in the technology used in drilling and completing crude oil and natural gas wells, improvements being realized in the availability and utilization of natural gas storage capacity and warmer weather experienced in the latter part of 2001. However, the increasing recognition of natural gas as a more environmentally friendly source of energy along with the availability of significant domestically sourced supplies should result in increases in demand. Being primarily a natural gas producer, EOG is more significantly impacted by changes in natural gas prices than by changes in crude oil and condensate prices. At December 31, 2001, based on EOG's tax position and the portion of EOG's anticipated natural gas volumes for 2002 for which prices have not, in effect, been hedged using NYMEX-related commodity market transactions and long-term marketing contracts, EOG's price sensitivity for each $0.10 per Mcf change in average wellhead natural gas prices is $15 million (or $0.13 per share) for net income and $23 million for current operating cash flow. EOG is not impacted as significantly by changing crude oil prices for those volumes not otherwise hedged. EOG's price sensitivity for each $1.00 per barrel change in average wellhead crude oil prices is $5 million (or $0.04 per share) for net income and $8 million for current operating cash flow.

      EOG plans to continue to focus a substantial portion of its exploration and development expenditures in its major producing areas in North America. However, in order to diversify its overall asset portfolio and as a result of its overall success realized in Trinidad, EOG anticipates expending a portion of its available funds in the further development of opportunities outside North America. In addition, EOG expects to conduct limited exploratory activity in other areas outside of North America and will continue to evaluate the potential for involvement in other exploitation type opportunities. Budgeted 2002 exploration and development expenditures, excluding acquisitions, are in the range of $600 - $750 million, addressing the continuing uncertainty with regard to the future of the North America natural gas and crude oil and condensate price environment. Budgeted expenditures for 2002 are structured to maintain the flexibility necessary under EOG's continuing strategy of funding North America exploration, exploitation, development and acquisition activities primarily from available internally generated cash flow.

     The level of exploration and development expenditures may vary in 2002 and will vary in future periods depending on energy market conditions and other related economic factors. Based upon existing economic and market conditions, EOG believes net operating cash flow and available financing alternatives in 2002 will be sufficient to fund its net investing cash requirements for the year. However, EOG has significant flexibility with respect to its financing alternatives and adjustment of its exploration, exploitation, development and acquisition expenditure plans if circumstances warrant. While EOG has certain continuing commitments associated with expenditure plans related to operations in Trinidad, such commitments are not anticipated to be material when considered in relation to the total financial capacity of EOG.

     Environmental Regulations.  Various federal, state and local laws
and   regulations  covering  the  discharge  of  materials  into   the
environment, or otherwise relating to protection of the environment, may affect EOG's operations and costs as a result of their effect on natural gas and crude oil exploration, exploitation, development and production operations. In addition, EOG has acquired certain oil and gas properties from third parties whose actions with respect to the management and disposal or release of hydrocarbons or other wastes
were   not   under  EOG's  control.   Under  environmental  laws   and
regulations, EOG could be required to remove or remediate wastes disposed of or released by prior owners or operators. EOG also has acquired or merged with companies that own and operate oil and gas properties. Any obligations or liabilities of these companies under environmental laws would continue as liabilities of the acquired company, or of EOG in the event of a merger, even if the obligations or liabilities resulted from actions that took place before the acquisition or merger. Compliance with such laws and regulations has not had a material adverse effect on EOG's operations or financial condition. It is not anticipated, based on current laws and regulations, that EOG will be required in the near future to expend amounts that are material in relation to its total exploration and development
expenditure  program  by   reason   of environmental laws and
regulations. However, inasmuch as such laws and regulations are frequently changed, EOG is unable to predict the ultimate cost of compliance.

     EOG also could incur costs related to the clean up of sites to which it sent regulated substances for disposal and for damages to natural resources or other claims related to releases of regulated substances at such sites. In this regard, EOG has been named as a potentially responsible party in certain proceedings initiated pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act and may be named as a potentially responsible party in other similar proceedings in the future. It is not anticipated that the costs incurred by EOG in connection with the presently pending proceedings will, individually or in the aggregate, have a materially adverse effect on the financial condition or results of operations of EOG.

Summary of Significant Accounting Policies
------------------------------------------

       Principles of Consolidation. The consolidated financial statements of EOG, a Delaware corporation, include the accounts of all domestic and foreign subsidiaries. Investments in unconsolidated affiliates, in which EOG is able to exercise significant influence, are accounted for using the equity method. All material intercompany accounts and transactions have been eliminated.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Certain reclassifications have been made to prior period financial statements to conform with the current presentation. Beginning 2001, the "Impairment of Unproved Oil and Gas Properties" caption on the Consolidated Statements of Income was renamed "Impairments" to include the impairment loss of long-lived assets as described in Statement of Financial Accounting Standards ("SFAS") No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of " ("SFAS 121 Impairments"). As a result, EOG reclassified all prior periods to reflect such SFAS 121 Impairments in Impairments, instead of Depreciation, Depletion and Amortization ("DD&A") as previously reported. SFAS 121 Impairments reclassified from DD&A to Impairments were $11 million and $133 million for 2000 and 1999, respectively.

      Financial Instruments. EOG's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and long-term debt. The carrying values of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate fair value (see Note 2 "Long-Term Debt" for fair value of long-term debt).

      Cash and Cash Equivalents. EOG records as cash equivalents all highly liquid short-term investments with original maturities of three months or less.

      Oil and Gas Operations. EOG accounts for its natural gas and crude oil exploration and production activities under the successful efforts method of accounting.

      Oil and gas lease acquisition costs are capitalized when incurred. Unproved properties with significant acquisition costs are assessed quarterly on a property-by-property basis, and any impairment in value is recognized. Unproved properties with acquisition costs that are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unproved properties are determined to be productive, the appropriate related costs are transferred to proved oil and gas properties. Lease rentals are expensed as incurred.

      Oil and gas exploration costs, other than the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether they have discovered proved commercial reserves. If proved commercial reserves are not discovered, such drilling costs are expensed. Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of natural gas and crude oil, are capitalized.

      Depreciation, depletion and amortization of the cost of proved oil and gas properties is calculated using the unit-of-production method. Estimated future dismantlement, restoration and abandonment costs (classified as long-term liabilities), net of salvage values, are taken into account. Certain other assets are depreciated on a straight-line basis.

     Periodically, or when circumstances indicate that an asset may be impaired, EOG compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on EOG's estimate of future crude oil and natural gas prices and operating costs and anticipated production from proved reserves are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

      Inventories, consisting primarily of tubular goods and well equipment held for use in the exploration for, and development and production of natural gas and crude oil reserves, are carried at cost with adjustments made from time to time to recognize any reductions in value.

      Natural gas revenues are recorded when production is delivered. EOG natural gas revenues are recorded on the entitlement method based on EOG's percentage ownership of current production. Each working interest owner in a well generally has the right to a specific percentage of production, although actual production sold may differ from an owner's ownership percentage. Under entitlement accounting, a receivable is recorded when underproduction occurs and a payable when overproduction occurs.

     Gains and losses associated with the sale of in place natural gas and crude oil reserves and related assets are classified as net operating revenues in the consolidated statements of income and comprehensive income based on EOG's strategy of continuing such sales in order to maximize the economic value of its assets.

      New  Accounting  Pronouncements.  In June  1998,  the  Financial
Accounting  Standards  Board ("FASB") issued  Statement  of  Financial
Accounting Standards ("SFAS") No. 133--"Accounting for Derivative Instruments and Hedging Activities" effective for fiscal years beginning after June 15, 1999. SFAS No. 133, as amended by SFAS No. 137 and No. 138, cannot be applied retroactively. EOG adopted SFAS No. 133, as amended, on January 1, 2001 for the accounting periods which begin thereafter. The adoption of SFAS No. 133 did not have a material impact on EOG's financial statements.

    In June 2001, the FASB issued SFAS No. 143--"Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. SFAS No.143 requires entities to record the fair value of a liability for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement. This statement will impact how EOG accounts for its abandonment liability related to its oil and gas wells. EOG is currently evaluating the effect of adopting SFAS No. 143 on its financial statements and has not yet determined the timing of adoption.

     In August 2001, the FASB issued SFAS No. 144--"Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001. SFAS No. 144, which supersedes SFAS No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," provides that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell. In addition, SFAS No. 144, which also supersedes the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30--"Reporting the Results of Operations -- Reporting the Effects of Disposal of a
Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. EOG adopted the provisions of SFAS No. 144 on January 1, 2002. This statement will impact how EOG tests for long-lived asset impairments. EOG does not expect the impact of SFAS No. 144 to have a material effect on its financial position or results of operations.

      Accounting for Price Risk Management Activities. EOG engages in price risk management activities from time to time. These activities are intended to manage EOG's exposure to fluctuations in commodity prices for natural gas and crude oil. EOG utilizes derivative financial instruments, primarily price swaps and costless collars, as the means to manage this price risk. EOG adopted SFAS No. 133-- "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138, on January 1, 2001 for the accounting periods which begin thereafter. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statements of income and requires a company to formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The adoption of SFAS No. 133 did not have a material impact on EOG's financial statements. During 2001, EOG elected not to designate any of its price risk management activities as accounting hedges under SFAS No. 133, and accordingly, accounted for them using the mark-to-market accounting method. Under this accounting method, the changes in the market value of outstanding financial instruments are recognized as gains or losses in the period of change. The gains or losses are recorded in Mark-to-market

Gains (Losses) on Commodity Derivative Contracts in the Net Operating Revenues section of the Consolidated Statements of Income. The related cash flow impact is reflected as cash flows from operating activities in the Consolidated Statements of Cash Flows (see Note 12 "Prices and Interest Rate Risk Management Activities").

      Capitalized Interest Costs. Certain interest costs have been capitalized as a part of the historical cost of unproved oil and gas properties and work in progress for development drilling and related facilities with significant cash outlays.

     Income Taxes. EOG accounts for income taxes under the provisions of SFAS No. 109--"Accounting for Income Taxes." SFAS No. 109 requires the asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases (see Note 5 "Income Taxes").

      Foreign Currency Translation. For subsidiaries whose functional currency is deemed to be other than the U.S. dollar, asset and liability accounts are translated at year-end exchange rates and revenue and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are included as a separate component of shareholders' equity. Any gains or losses on transactions or monetary assets or liabilities in currencies other than the functional currency are included in net income in the current period.

      Net Income Per Share. In accordance with the provisions of SFAS No. 128--"Earnings per Share," basic net income per share is computed on the basis of the weighted-average number of common shares outstanding during the periods. Diluted net income per share is computed based upon the weighted-average number of common shares plus the assumed issuance of common shares for all potentially dilutive securities (see Note 8 "Net Income Per Share Available to Common" for additional information to reconcile the difference between the Average Number of Common Shares outstanding for basic and diluted net income per share).

      Stock Option Plans. EOG accounts for stock options under the provisions and related interpretations of APB Opinion No. 25-- "Accounting for Stock Issued to Employees." No compensation expense is recognized for such options. As allowed by SFAS No. 123-- "Accounting for Stock-Based Compensation" issued in 1995, EOG has continued to apply APB Opinion No. 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS No. 123.


Information Regarding Forward-Looking Statements
------------------------------------------------

       This Current Report on Form 8-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to increase reserves, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products and interest rates; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including terrorist activities and responses to such activities; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

         MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

       The following consolidated financial statements of EOG Resources, Inc. and its subsidiaries ("EOG") were prepared by management, which is responsible for their integrity, objectivity and fair presentation. The statements have been prepared in conformity with accounting principles generally accepted in the United States and, accordingly, include some amounts that are based on the best estimates and judgments of management.

      Arthur Andersen LLP, independent public accountants, was engaged to audit the consolidated financial statements of EOG and issue a report thereon. In the conduct of the audit, Arthur Andersen LLP was given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the Board of
Directors and committees of the Board. Their audit was made in accordance with auditing standards generally accepted in the United States and included a review of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements.
Management believes that all representations made to Arthur Andersen LLP during the audit were valid and appropriate.

      The system of internal controls of EOG is designed to provide reasonable assurance as to the reliability of financial statements and the protection of assets from unauthorized acquisition, use or disposition. This system includes, but is not limited to, written policies and guidelines including a published code for the conduct of business affairs, conflicts of interest and compliance with laws regarding antitrust, antiboycott and foreign corrupt practices policies, the careful selection and training of qualified personnel, and a documented organizational structure outlining the separation of responsibilities among management representatives and staff groups.

      The  adequacy  of financial controls of EOG and  the  accounting principles employed in financial reporting by EOG are under the general oversight of the Audit Committee of the Board of Directors. No member of this committee is an officer or employee of EOG. The independent public accountants and internal auditors have full, free, separate and direct access to the Audit Committee and meet with the committee from time to time to discuss accounting, auditing and financial reporting matters. It should be recognized that there are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and circumvention or override. Accordingly, even an effective system can provide only reasonable assurance with respect to the preparation of reliable financial statements and safeguarding of assets. Furthermore, the effectiveness of an internal control system can change with circumstances.

      It is management's opinion that, considering the criteria for effective internal control over financial reporting and safeguarding of assets which consists of interrelated components including the control environment, risk assessment process, control activities, information and communication systems, and monitoring, EOG maintained an effective system of internal control as to the reliability of financial statements and the protection of assets against unauthorized acquisition, use or disposition during the year ended December 31, 2001.


 MARK G. PAPA         EDMUND P. SEGNER, III        TIMOTHY K. DRIGGERS
 Chairman and     President and Chief of Staff  Vice President, Accounting
Chief Executive                                  and Land Administration
   Officer


Houston, Texas
February 21, 2002

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To EOG Resources, Inc.:

      We have audited the accompanying consolidated balance sheets of EOG Resources, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EOG Resources, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                  ARTHUR ANDERSEN LLP

Houston, Texas
February 21, 2002

                                                 EOG RESOURCES, INC.
                              CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                                       (In Thousands, Except Per Share Amounts)



                                                                                     Year Ended December 31,
                                                                              ------------------------------------
                                                                                 2001         2000         1999
                                                                              ----------   ----------   ----------
  NET OPERATING REVENUES
    Natural Gas.............................................................. $1,298,102   $1,155,804   $  683,469
    Crude Oil, Condensate and Natural Gas Liquids............................    258,101      325,726      159,373
    Mark-to-market Gains (Losses) on Commodity Derivative Contracts..........     97,750       (1,000)         -
    Gains (Losses) on Sales of Reserves and Related Assets and Other, Net....        934        9,365         (743)
                                                                              ----------   ----------   ----------
       Total.................................................................  1,654,887    1,489,895      842,099
  OPERATING EXPENSES
    Lease and Well...........................................................    175,446      140,915      132,233
    Exploration Costs........................................................     67,467       67,196       52,773
    Dry Hole Costs...........................................................     71,360       17,337       11,893
    Impairments..............................................................     79,156       46,478      161,817
    Depreciation, Depletion and Amortization.................................    392,399      359,265      329,668
    General and Administrative...............................................     79,963       66,932       82,857
    Taxes Other Than Income..................................................     95,333       94,909       52,670
    Charges Associated with Enron Bankruptcy.................................     19,211          -            -
                                                                              ----------   ----------   ----------
       Total.................................................................    980,335      793,032      823,911
                                                                              ----------   ----------   ----------
  OPERATING INCOME...........................................................    674,552      696,863       18,188
  OTHER INCOME (EXPENSE)
    Gain on Share Exchange...................................................        -            -        575,151
    Other, Net...............................................................      2,003       (2,300)      36,192
                                                                              ----------   ----------   ----------
       Total.................................................................      2,003       (2,300)     611,343
                                                                              ----------   ----------   ----------
  INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES............................    676,555      694,563      629,531
  INTEREST EXPENSE
    Incurred.................................................................     53,756       67,714       72,413
    Capitalized..............................................................     (8,646)      (6,708)     (10,594)
                                                                              ----------   ----------   ----------
       Net Interest Expense..................................................     45,110       61,006       61,819
                                                                              ----------   ----------   ----------
  INCOME BEFORE INCOME TAXES.................................................    631,445      633,557      567,712
  INCOME TAX PROVISION (BENEFIT).............................................    232,829      236,626       (1,382)
                                                                              ----------   ----------   ----------
  NET INCOME.................................................................    398,616      396,931      569,094
  PREFERRED STOCK DIVIDENDS..................................................     10,994       11,028          535
                                                                              ----------   ----------   ----------
  NET INCOME AVAILABLE TO COMMON............................................. $  387,622   $  385,903   $  568,559
                                                                              ==========   ==========   ==========
  EARNINGS PER SHARE AVAILABLE TO COMMON
    Basic.................................................................... $     3.35   $     3.30   $     4.04
                                                                              ==========   ==========   ==========
    Diluted.................................................................. $     3.30   $     3.24   $     4.01
                                                                              ==========   ==========   ==========
  AVERAGE NUMBER OF COMMON SHARES
    Basic....................................................................    115,765      116,934      140,648
                                                                              ==========   ==========   ==========
    Diluted..................................................................    117,488      119,102      141,627
                                                                              ==========   ==========   ==========
  COMPREHENSIVE INCOME
  NET INCOME................................................................. $  398,616   $  396,931   $  569,094
  OTHER COMPREHENSIVE INCOME (LOSS)
    Foreign Currency Translation Adjustment..................................    (22,044)     (12,338)      16,038
    Unrealized Gain (Loss) on Available-for-sale Security, Net of Tax........     (1,318)         392          -
                                                                              ----------   ----------   ----------
  COMPREHENSIVE INCOME....................................................... $  375,254   $  384,985   $  585,132
                                                                              ==========   ==========   ==========




              The accompanying notes are an integral part of these consolidated financial statements.

                                           EOG RESOURCES, INC.
                                      CONSOLIDATED BALANCE SHEETS
                                            (In Thousands)


                                                                                   At December 31,
                                                                            ---------------------------
                                            ASSETS                              2001            2000
                                                                            -----------     -----------
  CURRENT ASSETS
   Cash and Cash Equivalents..............................................  $     2,512     $    20,152
   Accounts Receivable, net...............................................      194,624         342,579
   Inventories............................................................       18,871          16,623
   Assets from Price Risk Management Activities...........................       19,161             438
   Federal Income Tax Deposit.............................................       19,332             -
   Other..................................................................       17,921          15,073
                                                                            -----------     -----------
       Total..............................................................      272,421         394,865
  OIL AND GAS PROPERTIES (Successful Efforts Method)......................    6,065,603       5,122,728
   Less:  Accumulated Depreciation, Depletion and Amortization............   (3,009,693)     (2,597,721)
                                                                            -----------     -----------
       Net Oil and Gas Properties.........................................    3,055,910       2,525,007
  OTHER ASSETS............................................................       85,713          81,381
                                                                            -----------     -----------
   TOTAL ASSETS...........................................................  $ 3,414,044     $ 3,001,253
                                                                            ===========     ===========

                                   LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
   Accounts Payable.......................................................  $   219,561     $   246,468
   Accrued Taxes Payable..................................................       40,219          78,838
   Dividends Payable......................................................        5,045           4,525
   Accrued Employee Benefits..............................................       16,345          13,654
   Other..................................................................       29,677          26,631
                                                                            -----------     -----------
       Total..............................................................      310,847         370,116
  LONG-TERM DEBT..........................................................      855,969         859,000
  OTHER LIABILITIES.......................................................       53,522          51,133
  DEFERRED INCOME TAXES...................................................      551,020         340,079
  SHAREHOLDERS' EQUITY
   Preferred Stock, $.01 Par, 10,000,000 Shares Authorized:
    Series B, 100,000  shares Issued, Cumulative,
        $100,000,000 Liquidation Preference...............................       98,116          97,879
    Series D, 500 shares Issued, Cumulative,
        $50,000,000 Liquidation Preference................................       49,466          49,285
   Common Stock, $.01 Par, 320,000,000 shares Authorized and
     124,730,000 shares Issued............................................      201,247         201,247
   Additional Paid In Capital.............................................          -             4,221
   Unearned Compensation..................................................      (14,953)         (3,756)
   Accumulated Other Comprehensive Loss...................................      (55,118)        (31,756)
   Retained Earnings......................................................    1,668,708       1,301,067
   Common Stock Held in Treasury, 9,278,382 shares at December 31, 2001
     and 7,825,708 shares at December 31, 2000............................     (304,780)       (237,262)
                                                                            -----------     -----------
   Total Shareholders' Equity.............................................    1,642,686       1,380,925
                                                                            -----------     -----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............................  $ 3,414,044     $ 3,001,253
                                                                            ===========     ===========


            The accompanying notes are an integral part of these consolidated financial statements.




                                                           EOG RESOURCES, INC.
                                             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                 (In Thousands, Except Per Share Amounts)

                                                                                Accumulated                Common
                                                       Additional                  Other                    Stock        Total
                                  Preferred   Common    Paid In    Unearned    Comprehensive  Retained     Held In   Shareholders'
                                    Stock     Stock     Capital  Compensation   Income(Loss)  Earnings     Treasury     Equity
                                    ----------------------------------------------------------------------------------------------
Balance at December 31, 1998....  $   --    $201,600  $ 401,524   $(4,900)    $(35,848)     $  838,371  $  (120,443)  $ 1,280,304
 Net Income.....................      --        --         --        --           --           569,094         --         569,094
 Preferred  Stock  Issued.......   147,175      --         --        --           --             --            --         147,175
 Amortization of Preferred
   Stock  Discount..............        15      --         --        --           --             --            --              15
 Common  Stock  Issued..........      --         270    577,662      --           --             --            --         577,932
 Preferred Stock Dividends
   Paid/Declared................      --        --         --        --           --             (535)         --            (535)
 Common Stock Dividends
   Declared,  $.12 Per Share....      --        --         --        --           --          (16,377)         --         (16,377)
 Translation  Adjustment........      --        --         --        --         16,038           --            --          16,038
 Treasury  Stock  Purchased.....      --        --         --        --           --             --          (2,143)       (2,143)
 Treasury Stock Received in Share
    Exchange....................      --        --         --        --           --             --      (1,459,484)   (1,459,484)
 Common  Stock  Retired.........      --        (623)  (978,224)     --           --         (458,033)    1,436,880          --
 Treasury Stock Issued Under
   Stock  Option Plans..........      --        --       (2,274)      136         --           (1,582)       16,854        13,134
 Tax Benefits from Stock
    Options  Exercised..........      --        --        1,387      --           --             --            --           1,387
 Amortization of Unearned
    Compensation................      --        --         --       3,146         --             --            --           3,146
 Other..........................      --        --          (75)     --           --             --            --             (75)
                                 --------------------------------------------------------------------------------------------------
Balance at December 31, 1999....  147,190   201,247       --       (1,618)     (19,810)       930,938      (128,336)    1,129,611
 Net Income.....................     --        --         --         --           --          396,931          --         396,931
 Amortization of Preferred
   Stock  Discount..............      419      --         --         --           --             (419)         --            --
 Exchange  Offer  Fees..........     (445)     --         --         --           --             --            --            (445)
 Preferred Stock Dividends
    Paid/Declared...............     --        --         --         --           --          (10,609)         --         (10,609)
 Common Stock Dividends
   Declared, $.14 Per Share.....     --        --         --         --           --          (15,774)         --         (15,774)
 Translation Adjustment.........     --        --         --         --        (12,338)          --            --         (12,338)
 Unrealized Gain on Available-
   for-sale  Security...........     --        --         --         --            392           --            --             392
 Treasury  Stock  Purchased.....     --        --         --         --           --             --        (272,723)     (272,723)
 Treasury Stock Issued Under
    Stock Option Plans..........     --        --       (36,701)     --           --             --         163,350       126,649
 Tax Benefits from Stock
    Options  Exercised..........     --        --        41,307      --           --             --            --          41,307
 Restricted Stock and Units.....     --        --         2,805    (3,411)        --             --             606          --
 Amortization of Unearned
    Compensation................     --        --          --       1,273         --             --            --           1,273
 Equity Derivative Transactions.     --        --        (3,190)     --           --             --            --          (3,190)
 Other..........................     --        --          --        --           --             --            (159)         (159)
                                 --------------------------------------------------------------------------------------------------
Balance at December 31, 2000....  147,164    201,247      4,221    (3,756)     (31,756)     1,301,067      (237,262)    1,380,925
 Net Income.....................     --         --         --        --           --          398,616          --         398,616
 Amortization of Preferred
   Stock  Discount..............      418       --         --        --           --             (418)         --            --
 Preferred Stock Dividends
    Paid/Declared...............     --         --         --        --           --          (10,576)         --         (10,576)
 Common Stock Dividends
   Declared, $.16 Per Share.....     --         --         --        --           --          (18,523)         --         (18,523)
 Translation Adjustment.........     --         --         --        --        (22,044)          --            --         (22,044)
 Unrealized Loss on Available-
   for-sale Security............     --         --         --        --         (1,318)          --            --          (1,318)
 Treasury  Stock  Purchased.....     --         --         --        --           --             --        (126,769)     (126,769)
 Treasury Stock Issued Under
    Stock  Option  Plans........     --         --     (19,097)      --           --           (1,458)       50,403        29,848
 Treasury Stock Issued Under
   Employee Stock Purchase Plan.     --         --        (104)      --           --             --           1,061           957
 Tax Benefits from Stock
    Options  Exercised..........     --         --       7,332       --           --             --            --           7,332
 Restricted  Stock and Units....     --         --       6,583    (14,467)        --             --           7,884          --
 Amortization of Unearned
    Compensation................     --         --        --        3,270         --             --            --           3,270
 Equity Derivative Transactions.     --         --       1,201       --           --             --            --           1,201
 Other..........................     --         --        (136)      --           --             --             (97)         (233)
                                 --------------------------------------------------------------------------------------------------
Balance at December 31, 2001.... $147,582   $201,247  $   --    $ (14,953)    $(55,118)    $1,668,708  $   (304,780)  $ 1,642,686
                                 ==================================================================================================

                      The accompanying notes are an integral part of these consolidated financial statements.



                                                   EOG RESOURCES, INC.
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     (In Thousands)

                                                                                        Year Ended December 31,
                                                                                 -------------------------------------
                                                                                     2001         2000         1999
                                                                                 -----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Reconciliation of Net Income to Net Operating Cash Inflows:
 Net Income...................................................................   $   398,616   $  396,931   $  569,094
 Items Not Requiring (Providing) Cash
   Depreciation, Depletion and Amortization...................................       392,399      359,265      329,668
   Impairments................................................................        79,156       46,478      161,817
   Deferred Income Taxes......................................................       164,945       97,729      (26,252)
   Charges  Related  to  Enron  Bankruptcy....................................        19,211         --           --
   Other, Net.................................................................        10,423        6,693       25,583
 Exploration Costs............................................................        67,467       67,196       52,773
 Dry Hole Costs...............................................................        71,360       17,337       11,893
 Mark-to-market Commodity Derivative Contracts
  Total (Gains) Losses........................................................       (97,750)       1,000         --
  Realized Gains (Losses).....................................................        62,110       (1,438)        --
  Losses  (Gains) On Sales of Reserves and Related Assets and Other, Net......           835       (5,539)       5,602
 Gains on Sales of Other Assets...............................................          --           --        (59,647)
 Gain on Share Exchange.......................................................          --           --       (575,151)
 Tax Benefits from Stock Options Exercised....................................         7,332       41,307        1,387
 Other, Net...................................................................        (3,127)      (8,935)     (19,081)
 Changes in Components of Working Capital and Other Liabilities
  Accounts Receivable.........................................................       146,235      (191,492)    (12,914)
  Inventories.................................................................        (2,248)        2,345       5,180
  Accounts Payable............................................................       (26,949)       97,374       4,395
  Accrued Taxes Payable.......................................................       (38,619)       54,556       2,449
  Other Liabilities...........................................................        (3,422)          348     (15,438)
  Other, Net..................................................................       (16,442)       11,378      (9,960)
  Changes in Components of Working Capital
    Associated with Investing and Financing Activities........................       (34,105)      (25,123)     (7,879)
                                                                                 -----------   -----------   ---------
NET OPERATING CASH INFLOWS....................................................     1,197,427       967,410     443,519
INVESTING CASH FLOWS
 Additions to Oil and Gas Properties..........................................      (974,016)     (602,638)    (396,450)
 Exploration Costs............................................................       (67,467)      (67,196)     (52,773)
 Dry Hole Costs...............................................................       (71,360)      (17,337)     (11,893)
 Proceeds from Sales of Reserves and Related Assets...........................         8,032        26,189       10,934
 Proceeds  from  Sales of  Other  Assets......................................           --           --         82,965
 Changes in Components of Working Capital
   Associated  with Investing Activities......................................        32,405        22,798        7,909
 Other, Net...................................................................       (15,649)      (28,977)      (4,057)
                                                                                 -----------   -----------   ----------
NET INVESTING CASH OUTFLOWS...................................................    (1,088,055)     (667,161)    (363,365)
FINANCING CASH FLOWS
 Long-Term Debt
  Third Party.................................................................        (4,155)     (131,306)      47,527
  Affiliate...................................................................          --            --       (200,000)
 Proceeds  from  Preferred  Stock  Issued.....................................          --            --        147,175
 Proceeds from Common Stock Issued............................................          --            --        577,932
 Dividends Paid...............................................................       (28,580)      (26,071)     (17,395)
 Treasury Stock Purchased.....................................................      (126,769)     (272,723)      (2,143)
 Proceeds from Sales of Treasury Stock........................................        30,805       127,090       13,341
 Equity Contribution to Transferred Subsidiaries..............................          --            --       (608,750)
 Other, Net...................................................................         1,687        (1,923)     (19,308)
                                                                                 -----------   -----------   ----------
NET FINANCING CASH OUTFLOWS...................................................      (127,012)     (304,933)     (61,621)
                                                                                 -----------   -----------   ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............................       (17,640)       (4,684)      18,533
CASH  AND CASH EQUIVALENTS AT BEGINNING OF YEAR...............................        20,152        24,836        6,303
                                                                                 -----------   -----------   ----------
CASH  AND CASH EQUIVALENTS AT END OF YEAR.....................................   $     2,512   $    20,152   $   24,836
                                                                                 ===========   ===========   ==========


             The accompanying notes are an integral part of these consolidated financial statements.


                         EOG RESOURCES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies
    ------------------------------------------
       Principles of Consolidation. The consolidated financial statements of EOG Resources, Inc. ("EOG"), a Delaware corporation, include the accounts of all domestic and foreign subsidiaries. Investments in unconsolidated affiliates, in which EOG is able to exercise significant influence, are accounted for using the equity method. All material intercompany accounts and transactions have been eliminated.

      The  preparation  of financial statements  in  conformity  with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Certain reclassifications have been made to prior period financial statements to conform with the current presentation. Beginning 2001, the "Impairment of Unproved Oil and Gas Properties"
caption   on  the  Consolidated  Statements  of  Income  was  renamed
"Impairments" to include the impairment loss of long-lived assets as described in Statement of Financial Accounting Standards ("SFAS") No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-
Lived  Assets  to  Be Disposed of " ("SFAS 121 Impairments").   As  a
result, EOG reclassified all prior periods to reflect such SFAS 121 Impairments in Impairments, instead of Depreciation, Depletion and Amortization ("DD&A") as previously reported. SFAS 121 Impairments
reclassified  from  DD&A to Impairments were $11  million  and   $133
million for 2000 and 1999, respectively.

      Financial Instruments. EOG's financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and long-term debt. The carrying values of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate fair value (see Note 2 "Long-Term Debt" for fair value of long-term debt).

      Cash and Cash Equivalents. EOG records as cash equivalents all highly liquid short-term investments with original maturities of three months or less.

      Oil and Gas Operations. EOG accounts for its natural gas and crude oil exploration and production activities under the successful efforts method of accounting.

      Oil and gas lease acquisition costs are capitalized when incurred. Unproved properties with significant acquisition costs are assessed quarterly on a property-by-property basis, and any impairment in value is recognized. Unproved properties with acquisition costs that are not individually significant are aggregated, and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized over the average holding period. If the unproved properties are determined to be productive, the appropriate related costs are transferred to proved oil and gas properties. Lease rentals are expensed as incurred.

      Oil and gas exploration costs, other than the costs of drilling exploratory wells, are charged to expense as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether they have discovered proved commercial reserves. If proved commercial reserves are not discovered, such drilling costs are expensed. Costs to develop proved reserves, including the costs of all development wells and related equipment used in the production of natural gas and crude oil, are capitalized.

      Depreciation, depletion and amortization of the cost of proved oil and gas properties is calculated using the unit-of-production method. Estimated future dismantlement, restoration and abandonment costs (classified as long-term liabilities), net of salvage values, are taken into account. Certain other assets are depreciated on a straight-line basis.

      Periodically, or when circumstances indicate that an asset may be impaired, EOG compares expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. If the future undiscounted cash flows, based on EOG's estimate of future crude oil and natural gas prices and operating costs and anticipated production from proved reserves, are lower than the unamortized capitalized cost, the capitalized cost is reduced to fair value. Fair value is calculated by discounting the future cash flows at an appropriate risk-adjusted discount rate.

                         EOG RESOURCES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Inventories, consisting primarily of tubular goods and well equipment held for use in the exploration for, and development and production of natural gas and crude oil reserves, are carried at cost with adjustments made from time to time to recognize any reductions in value.

     Natural gas and liquids revenues are recorded when production is delivered. Additionally, natural gas revenues are recorded on the entitlement method based on EOG's percentage ownership of current production. Each working interest owner in a well generally has the right to a specific percentage of production, although actual production sold may differ from an owner's ownership percentage. Under entitlement accounting, a receivable is recorded when underproduction occurs and a payable when overproduction occurs.

      Gains and losses associated with the sale of in place natural gas and crude oil reserves and related assets are classified as net operating revenues in the consolidated statements of income and comprehensive income based on EOG's strategy of continuing such sales in order to maximize the economic value of its assets.

      New  Accounting  Pronouncements.  In June 1998,  the  Financial
Accounting  Standards  Board ("FASB") issued Statement  of  Financial
Accounting Standards ("SFAS") No. 133--"Accounting for Derivative Instruments and Hedging Activities" effective for fiscal years beginning after June 15, 1999. SFAS No. 133, as amended by SFAS No. 137 and No. 138, cannot be applied retroactively. EOG adopted SFAS No. 133, as amended, on January 1, 2001 for the accounting periods which begin thereafter. The adoption of SFAS No. 133 did not have a material impact on EOG's financial statements.

    In June 2001, the FASB issued SFAS No. 143--"Accounting for Asset Retirement Obligations" effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement. This statement will impact how EOG accounts for its abandonment liability related to its oil and gas wells. EOG is currently evaluating the effect of adopting SFAS No. 143 on its financial statements and has not yet determined the timing of adoption.

    In August 2001, the FASB issued SFAS No. 144--"Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal
years  beginning  after  December 15,  2001.   SFAS  No. 144,  which
supersedes SFAS No. 121--"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," provides that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell. In addition, SFAS No. 144, which also supersedes the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30-- "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. EOG adopted the provisions of SFAS No. 144 on January 1, 2002. This statement will impact how EOG tests for long-lived asset impairments. EOG does not expect the impact of SFAS No. 144 to have a material effect on its financial position or results of operations.

     Accounting for Price Risk Management Activities. EOG engages in price risk management activities from time to time. These activities are intended to manage EOG's exposure to fluctuations in commodity prices for natural gas and crude oil. EOG utilizes derivative financial instruments, primarily price swaps and costless collars, as the means to manage this price risk. EOG adopted SFAS No. 133-- "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138, on January 1, 2001 for the accounting periods which begin thereafter. The statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset

                         EOG RESOURCES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statements of income and requires a company to formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. The adoption of SFAS No. 133 did not have a material impact on EOG's financial statements. During 2001, EOG elected not to designate any of its price risk management activities as accounting hedges under SFAS No. 133, and accordingly, accounted for them using the mark-to-market accounting method. Under this accounting method, the changes in the market value of outstanding financial instruments are recognized as gains or losses in the period of change. The gains or losses are recorded in Mark-to-market Gains (Losses) on Commodity Derivative Contracts in the Net Operating Revenues section of the Consolidated Statements of Income. The related cash flow impact is reflected as cash flows from operating activities in the Consolidated Statements of Cash Flows (see Note 12 "Prices and Interest Rate Risk Management Activities").

      Capitalized Interest Costs. Certain interest costs have been capitalized as a part of the historical cost of unproved oil and gas properties and work in progress for development drilling and related facilities with significant cash outlays.

       Income Taxes. EOG accounts for income taxes under the provisions of SFAS No. 109--"Accounting for Income Taxes." SFAS No. 109 requires the asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases (see Note 5 "Income Taxes").

     Foreign Currency Translation. For subsidiaries whose functional currency is deemed to be other than the U.S. dollar, asset and liability accounts are translated at year-end exchange rates and revenue and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are included as a separate component of shareholders' equity. Any gains or losses on transactions or monetary assets or liabilities in currencies other than the functional currency are included in net income in the current period.

     Net Income Per Share. In accordance with the provisions of SFAS No. 128--"Earnings per Share," basic net income per share is computed on the basis of the weighted-average number of common shares outstanding during the periods. Diluted net income per share is computed based upon the weighted-average number of common shares plus the assumed issuance of common shares for all potentially dilutive securities (see Note 8 "Net Income Per Share Available to Common" for additional information to reconcile the difference between the Average Number of Common Shares outstanding for basic and diluted net income per share).

     Stock Options Plans. EOG accounts for stock options under the provisions and related interpretations of APB Opinion No. 25-- "Accounting for Stock Issued to Employees." No compensation expense is recognized for such options. As allowed by SFAS No. 123-- "Accounting for Stock-Based Compensation" issued in 1995, EOG has continued to apply APB Opinion No. 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS No. 123.

2.  Long-Term Debt
    --------------
      Long-Term  Debt at December 31 consisted of the  following  (in thousands):
                                                 2001        2000
                                              ---------   ---------
Uncommitted Credit Facilities...............  $  95,147   $  38,800
6.50% Notes due 2004........................    100,000     100,000
6.70% Notes due 2006........................    126,870     150,000
6.50% Notes due 2007........................    100,000     100,000
6.00% Notes due 2008........................    173,952     175,000
6.65% Notes due 2028........................    140,000     150,000
Subsidiary Debt due 2001....................       --       105,000
Subsidiary Debt due 2002....................       --        40,200
Subsidiary Debt due 2011....................    120,000        --
                                              ---------   ---------
     Total..................................  $ 855,969   $ 859,000
                                              =========   =========

                         EOG RESOURCES, INC.

      EOG maintains two credit facilities with different expiration dates. In July 2001, the $375 million credit facility that was scheduled to expire was renewed for $300 million and the $400 million facility due to expire in 2004 was reduced to $300 million, thereby reducing aggregate long-term committed credit from $775 million to $600 million. Credit facility expirations are as follows: $300 million in July 2002 and $300 million in July 2004. With respect to the $300 million expiring in 2002, EOG may, at its option, extend the final maturity date of any advances made under the facility by one full year from the expiration date of the facility, effectively qualifying such debt as long term. Advances under both agreements bear interest, at the option of EOG, based upon a base rate or a Eurodollar rate. No amounts were borrowed on these committed credit facilities at December 31, 2001.

      During 2001 and 2000, EOG utilized commercial paper and short-term funding from uncommitted credit facilities, bearing market interest rates, for various corporate financing purposes. Commercial paper and uncommitted credit borrowings are classified as long-term debt based on EOG's intent and ability to ultimately replace such amounts with other long-term debt.

      The 6.00% to 6.70% Notes due 2004 to 2028 were issued through public offerings and have effective interest rates of 6.14% to 6.83%. The Subsidiary Debts due 2001 and 2002 were fully paid in 2001 by increased borrowings from commercial paper and uncommitted credit facilities. The Subsidiary Debt due 2011 bears interest at a fixed rate of 7% and is guaranteed by EOG.

      At December 31, 2001, the aggregate annual maturities of long-term debt outstanding were none for 2002, none for 2003, $100 million for 2004, none for 2005, and $127 million in 2006.

      EOG's credit facilities contain certain restrictive covenants, including a maximum debt-to-total capitalization ratio of 65% and a minimum ratio of EBITDAX (earnings before interest, taxes, DD&A, and exploration expense) to interest expense of at least three times. Other than these covenants, EOG does not have any other financial covenants in its financing agreements. EOG continues to comply with these two covenants and does not view them as materially restrictive.

     Shelf Registration. During the third quarter of 2000, EOG filed a shelf registration statement for the offer and sale from time to time of up to $600 million of EOG debt securities, preferred stock and/or common stock. The registration statement was declared effective by the Securities and Exchange Commission on October 27, 2000. As of February 21, 2002, EOG had sold no securities pursuant to this shelf registration. When combined with the unused portion of a previously filed registration statement declared effective in January 1998, these registration statements provide for the offer and sale from time to time of EOG debt securities, preferred stock and/or common stock by EOG in an aggregate amount up to $688 million.

      Fair Value Of Long-Term Debt. At December 31, 2001 and 2000, EOG had $856 million and $859 million, respectively, of long-term debt which had fair values of approximately $838 million and $831 million, respectively. The fair value of long-term debt is the value EOG would have to pay to retire the debt, including any premium or discount to the debtholder for the differential between the stated interest rate and the year-end market rate. The fair value of long-term debt is based upon quoted market prices and, where such quotes were not available, upon interest rates available to EOG at yearend.

3.  Shareholders' Equity
    --------------------
     EOG purchases from time to time in the open market its common stock to be held in treasury for the purpose of, but not limited to, fulfilling any obligations arising under EOG's stock option plans and any other approved transactions or activities for which such common stock shall be required. In September 2001, the Board of Directors authorized the purchase of an aggregate maximum of 10 million shares of common stock of EOG which superseded all previous authorizations. At December 31, 2001, 8,617,000 shares remain available for repurchases under this authorization.

    To supplement its share repurchase program, EOG enters into equity derivative transactions from time to time. These transactions are accounted for as equity transactions with premiums received recorded to Additional Paid In Capital in the Consolidated Balance Sheets. Settlement alternatives under all circumstances are at the option of EOG and include physical share, net share and net cash settlement. During the second quarter of 2001, EOG sold put options for $1.2 million obligating EOG to purchase up to 0.6 million shares of its common stock at an average price of $33.42 per share. These options expired unexercised in December 2001. During the first half of 2000, EOG entered into a series of equity derivative transactions receiving
$0.6   million.  During  the  third  quarter  of  2000,  EOG   closed
substantially all of its equity derivative contracts which were to expire in April 2001 by paying $3.75 million. EOG had one million put options which it had written

                         EOG RESOURCES, INC.

which were outstanding at December 31, 2000. The strike price of these options was $18.00 per share, and they expired unexercised in April 2001.

      On July 23, 1999, EOG filed a registration statement with the Securities and Exchange Commission for the public offering of 27,000,000 shares of EOG's common stock. The public offering was completed on August 16, 1999, and the portion of net proceeds received by EOG was used to repay short-term borrowings used to fund a significant portion of the cash capital contribution in connection with the Share Exchange Agreement ("Share Exchange") described in
Note 4 "Transactions with Enron Corp." As a result of the public offering and the retirement of the 62,270,000 shares of EOG's common stock received from Enron Corp. in the Share Exchange transaction, the number of shares of EOG's common stock issued was reduced to 124,730,000 from 160,000,000 prior to the Share Exchange.

      The following summarizes shares of common stock outstanding (in thousands):

                                                                   Common Shares
                                                          ------------------------------
                                                            2001       2000       1999
                                                          --------   --------   --------
Outstanding at January 1................................  116,904    119,105    153,724
 Repurchased............................................   (3,281)    (8,910)      (130)
 Issued Pursuant to Stock Options and Stock Plans.......    1,829      6,709        781
 Retired................................................      -          -      (62,270)
 Public Offering........................................      -          -       27,000
Outstanding at December 31..............................  115,452    116,904    119,105

      Series  A. On December 10, 1999, EOG issued 100,000  shares  of
Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A, with a $1,000 Liquidation Preference per share, in a private transaction. Dividends will be payable on the shares only if declared by EOG's board of directors and will be cumulative. If declared, dividends will be payable at a rate of $71.95 per share, per year on March 15, June 15, September 15, and December 15 of each year beginning March 15, 2000. EOG may redeem all or a part of the Series A preferred stock at any time beginning on December 15, 2009 at $1,000 per share, plus accrued and unpaid dividends. The shares may also be redeemable, in whole but not in part, in the event that certain amendments are made to the Dividend Received Percentage. The Series A preferred shares are not convertible into, or exchangeable for, common stock of EOG.

      Series C. On December 22, 1999, EOG issued 500 shares of Flexible Money Market Cumulative Preferred Stock, Series C, with a liquidation preference of $100,000 per share, in a private transaction. Dividends will be payable on the shares only if declared by EOG's board of directors and will be cumulative. The initial dividend rate on the shares will be 6.84% until December 15, 2004 (the "Initial Period-End Dividend Payment Date"). Through the Initial Period-End Dividend Payment Date dividends will be payable, if declared, on March 15, June 15, September 15, and December 15 of each year beginning March 15, 2000. The cash dividend rate for each subsequent dividend period will be determined pursuant to periodic auctions conducted in accordance with certain auction procedures. The first auction date will be December 14, 2004. After December 15, 2004 (unless EOG has elected a "Non-Call Period" for a subsequent dividend period), EOG may redeem the shares, in whole or in part, on any dividend payment date at $100,000 per share plus accumulated and unpaid dividends. The shares may also be redeemable, in whole but not in part, in the event that certain amendments are made to the Dividend Received Percentage. The Series C preferred shares are not convertible into, or exchangeable for, common stock of EOG.

      During the third quarter of 2000, EOG completed two exchange offers for its preferred stock whereby shares of EOG's Series A preferred stock were exchanged for shares of EOG's Series B preferred stock, and shares of EOG's Series C preferred stock were exchanged for shares of EOG's Series D preferred stock. All preferred shares were validly tendered and not withdrawn prior to expiration of the offers. EOG accepted all of the tendered shares and issued the respective series in exchange. Both exchange offers were registered under the Securities Act of 1933. The Series B preferred stock has substantially the same terms as Series A and the Series D preferred stock has substantially the same terms as Series C.

      On February 14, 2000, EOG's Board of Directors declared a dividend of one preferred share purchase right (a "Right," and the agreement governing the terms of such Rights, the "Rights Agreement") for each outstanding share of common stock, par value $.01 per share. The Board of Directors has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. The dividend was distributed to the stockholders of record on February 24, 2000. Each Right, expiring February 24, 2010, represents a right to buy from EOG one hundredth (1/100) of a share of Series E Junior Participating Preferred Stock ("Preferred Share") for $90, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common

                         EOG RESOURCES, INC.

stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. If issued, each one hundredth (1/100) of a Preferred Share (i) will not be redeemable;
(ii) will entitle holders to quarterly dividend payments of $.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater; (iii) will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater;
(iv) will have the same voting power as one share of common stock; and (v) if shares of EOG's common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

      As amended on December 13, 2001, the Rights will not be exercisable until ten days after the public announcement that a person or group has become an acquiring person ("Acquiring Person") by obtaining beneficial ownership of 10% or more of EOG's common stock, or if earlier, ten business days (or a later date determined by EOG's Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.

     If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $90, purchase shares of EOG's common stock with a market value of $180, based on the market price of the common stock prior to such acquisition. If EOG is later acquired in a merger or similar transaction after the Rights become exercisable, all holders of Rights except the Acquiring Person may, for $90, purchase shares of the acquiring corporation with a market value of $180 based on the market price of the acquiring corporation's stock, prior to such merger.

     EOG's Board of Directors may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if EOG has a stock split or stock dividends of EOG's common stock. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of EOG's outstanding common stock, the Board of Directors may exchange the Rights for common stock or equivalent security at an exchange ratio of one share of common stock or an equivalent security for each such Right, other than Rights held by the Acquiring Person.

4.  Transactions with Enron Corp.
    -----------------------------
      Enron Corp. Bankruptcy. In December 2001, Enron Corp. and certain of its affiliates, including Enron North America Corp., filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. EOG recorded $19.2 million in charges associated with the Enron bankruptcies in the fourth quarter of 2001 related to certain contracts with Enron affiliates, including 2001 and 2002 natural gas and crude oil derivative contracts. EOG has other contractual relationships with Enron Corp. and certain of its affiliates. Based on EOG's review of these other matters, EOG believes that Enron Corp.'s Chapter 11 proceedings will not have a material adverse effect on EOG's financial position.

      Share Exchange. On August 16, 1999, EOG and Enron Corp. completed the Share Exchange whereby EOG received 62,270,000 shares of EOG's common stock out of 82,270,000 shares owned by Enron Corp. in exchange for all the stock of EOG's subsidiary, EOGI-India, Inc. Prior to the Share Exchange, EOG made an indirect capital contribution of approximately $600 million in cash, plus certain intercompany receivables, to EOGI-India, Inc. At the time of completion of this transaction, this subsidiary owned, through subsidiaries, all of EOG's assets and operations in India and China. EOG recognized a $575 million tax-free gain on the Share Exchange based on the fair value of the shares received, net of transaction fees of $14 million. Immediately following the Share Exchange, EOG retired the 62,270,000 shares of EOG's common stock received in the transaction. The weighted average basis in the treasury shares retired was first deducted from and fully eliminated existing additional paid in capital with the remaining value deducted from retained earnings. This transaction is a tax-free exchange to EOG. On August 30, 1999, EOG changed its corporate name to "EOG Resources, Inc." from "Enron Oil & Gas Company" and has since made similar changes to its subsidiaries' names.

                         EOG RESOURCES, INC.

      Immediately prior to the closing of the Share Exchange, Enron Corp. owned 82,270,000 shares of EOG's common stock, representing approximately 53.5 percent of all of the shares of EOG's common stock that were issued and outstanding. As a result of the closing of the Share Exchange, the sale by Enron Corp. of 8,500,000 shares of EOG's common stock as a selling stockholder in the public offering referred to in Note 3 "Shareholders' Equity," and the completion on August 17, 1999 and August 20, 1999 of the offering of Enron Corp. notes mandatorily exchangeable at maturity into a minimum of 9,746,250 up to a maximum of 11,500,000 shares of EOG's common stock, Enron Corp's maximum remaining interest in EOG after the automatic conversion of its notes on July 31, 2002, will be under two percent (assuming the notes are exchanged for less than the 11,500,000 shares of EOG's common stock). As a result of Enron Corp.'s bankruptcy filing and because the Enron Corp. notes were unsecured, EOG believes it is unlikely that they will be exchanged for the shares of EOG's common
stock.   The entire 11,500,000 shares of EOG's common stock are
included in EOG's outstanding common stock. Two entities not affiliated with Enron Corp. have recently filed Schedule 13Gs with the Securities and Exchange Commission with respect to these shares.


      Effective as of August 16, 1999, the closing date of the Share Exchange, the members of the board of directors of EOG who were officers or directors of Enron Corp. resigned their positions as directors of EOG.

      Natural Gas and Crude Oil, Condensate and Natural Gas Liquids Net Operating Revenues. Prior to the Share Exchange, Natural Gas and Crude Oil, Condensate and Natural Gas Liquids Net Operating Revenues included revenues from and associated costs paid to various subsidiaries and affiliates of Enron Corp. pursuant to contracts which, in the opinion of management, were no less favorable than could be obtained from third parties. Revenues from sales to Enron Corp. and its affiliates totaled $57.3 million in 1999 prior to the Share Exchange. Natural Gas and Crude Oil, Condensate and Natural Gas Liquids Net Operating Revenues also included certain commodity price swap and NYMEX-related commodity transactions with Enron Corp. affiliated companies, which in the opinion of management, were no less favorable than could be received from third parties (see Note 12 "Price and Interest Rate Risk Management Activities").

      General and Administrative Expenses. Prior to the Share Exchange, EOG was charged by Enron Corp. for all direct costs associated with its operations. Such direct charges, excluding benefit plan charges (see Note 6 "Employee Benefit Plans"), totaled $10.6 million for the year ended December 31, 1999. Additionally, certain administrative costs not directly charged to any Enron Corp. operations or business segments were allocated to the entities of the consolidated group. Approximately $3.4 million was incurred by EOG for indirect general and administrative expenses for 1999. Management believes that these charges were reasonable.

      Sale of Enron Corp. Options. In December 1997, EOG and Enron Corp. entered into an Equity Participation and Business Opportunity Agreement. Under the agreement, among other things, Enron Corp.
granted EOG options to purchase 3.2 million shares of Enron Corp. During 1999, EOG sold the 3.2 million options and recognized a pre-tax gain of $59.6 million. The gain on sale of the options is included in other income (expense) - other, net in the consolidated statements of income and comprehensive income.

                         EOG RESOURCES, INC.

5.  Income Taxes

      The principal components of EOG's net deferred income tax liability at December 31, 2001 and 2000 were as follows (in thousands):

                                                                       2001      2000
                                                                     --------  --------
Deferred Income Tax Assets
  Non-Producing Leasehold Costs...................................   $ 26,727  $ 22,623
  Seismic Costs Capitalized for Tax...............................     17,828    15,536
  Trading Activity................................................       -        4,420
  Section 29 Credit Monetization..................................       -       12,774
  Other...........................................................     26,325    16,743
                                                                     --------  --------
       Total Deferred Income Tax Assets...........................     70,880    72,096
Deferred Income Tax Liabilities
  Oil and Gas Exploration and Development Costs Deducted for
     Tax Over Book Depreciation, Depletion and Amortization.......    599,945   403,808
  Capitalized Interest............................................      8,373     5,697
  Trading Activity................................................     10,107      -
  Other...........................................................      3,475     2,670
                                                                     --------  --------
       Total Deferred Income Tax Liabilities......................    621,900   412,175
                                                                     --------  --------
       Net Deferred Income Tax Liability..........................   $551,020  $340,079
                                                                     ========  ========

      The  components of income (loss) before income taxes were as follows (in thousands):


                                                                       2001        2000        1999
                                                                     --------    --------    --------
United States......................................................  $488,741    $491,823    $580,285
Foreign............................................................   142,704     141,734     (12,573)
                                                                     --------    --------    --------
   Total...........................................................  $631,445    $633,557    $567,712
                                                                     ========    ========    ========

      Total income tax provision (benefit) was as follows (in thousands):

                                                                       2001        2000        1999
                                                                     --------    --------    --------
Current:
  Federal........................................................... $ 36,737    $ 81,912    $  5,510
  State.............................................................    5,475       7,528       3,234
  Foreign...........................................................   25,672      49,457      16,126
                                                                     --------    --------    --------
   Total............................................................   67,884     138,897      24,870
Deferred:
  Federal...........................................................  131,127      78,833     (49,474)
  State.............................................................   10,411      10,324        (502)
  Foreign...........................................................   23,407       8,572      23,724
                                                                     --------    --------    --------
   Total............................................................  164,945      97,729     (26,252)
                                                                     --------    --------    --------
Income Tax Provision (Benefit)...................................... $232,829    $236,626    $ (1,382)
                                                                     ========    ========    ========

      The  differences  between taxes computed at  the  U.S.  federal statutory tax rate and EOG's effective rate were as follows:
                                                                       2001        2000        1999
                                                                     --------    --------    --------
Statutory Federal Income Tax Rate...................................   35.00%      35.00%      35.00%
State Income Tax, Net of Federal Benefit............................    1.64        1.83        0.31
Income Tax Provision Related to Foreign Operations..................    0.36        1.32        1.60
Tight  Gas  Sands Federal Income Tax Credits........................   (0.16)        -         (1.45)
Revision of Prior Years' Tax Estimates..............................   (0.21)       0.16       (0.21)
Share Exchange......................................................     -           -        (35.46)
Other...............................................................    0.24       (0.96)      (0.03)
                                                                     -------     -------     -------
     Effective Income Tax Rate......................................   36.87%     37.35%      (0.24)%
                                                                     =======     ======      =======

                         EOG RESOURCES, INC.

       EOG's foreign subsidiaries' undistributed earnings of approximately $515 million at December 31, 2001 are considered to be indefinitely invested outside the U.S. and, accordingly, no U.S. federal or state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends, EOG may be subject to both foreign withholding taxes and U.S. income taxes, net of allowable foreign tax credits. Determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

      In 1999 and 2000, EOG entered into arrangements with a third party whereby certain Section 29 credits (Tight Gas Sands Federal Income Tax Credits) were sold by EOG to the third party, and payments for such credits will be received on an as-generated basis. As a result of these transactions, EOG recorded a deferred tax asset representing a tax gain on the sale of the Section 29 credit properties, which will reverse as the results of operations of such properties are recognized for book purposes.

6.  Employee Benefit Plans
    ----------------------
      Employees of EOG were covered by various retirement, stock purchase and other benefit plans of Enron Corp. through August 1999. During the year ended December 31, 1999, EOG was charged $4.4 million for all such benefits, including pension expense totaling $0.9 million by Enron Corp.

Pension Plans

      Since August 1999, EOG has adopted defined contribution pension and savings plans for most of its employees in the United States. EOG's contributions to these plans are based on various percentages of compensation, and in some instances, are based upon the amount of the employees' contributions to the plan. For 2001 and 2000, the cost of these plans amounted to approximately $6.2 million and $5.5 million, respectively. From August 31, 1999 to December 31, 1999 the cost of these plans amounted to approximately $1.2 million.

      EOG also has in effect pension and savings plans related to its Canadian and Trinidadian subsidiaries. Activity related to these plans is not material relative to EOG's operations.

Postretirement Plan

      During 2000, EOG adopted postretirement medical and dental benefits for eligible employees and their eligible dependents. Benefits are provided under the provisions of a contributory defined dollar benefit plan. EOG accrues these postretirement benefit costs over the service lives of the employees expected to be eligible to receive such benefits. As of December 31, 2001 and December 31, 2000, the postretirement plan had a benefit obligation of $2.0 million and $1.5 million, respectively. During 2001 and 2000, EOG recognized a net periodic benefit cost related to this plan of $0.4 million and $0.3 million, respectively.

Stock Plans

      Stock Options. EOG has various stock plans ("the Plans") under which employees of EOG and its subsidiaries and nonemployee members of the Board of Directors have been or may be granted rights to purchase shares of common stock of EOG at a price not less than the market price of the stock at the date of grant. Stock options granted under the Plans vest either immediately at the date of grant or up to four years from the date of grant based on the nature of the grants and as defined in the individual grant agreements. Terms for stock options granted under the Plans have not exceeded a maximum term of 10 years.

                         EOG RESOURCES, INC.

     The following table sets forth the option transactions under the Plans for the years ended December 31 (options in thousands):

                                                2001                2000                1999
                                          -----------------  ------------------   -----------------
                                                    Average             Average             Average
                                                     Grant               Grant               Grant
                                          Options    Price    Options    Price    Options    Price
                                          -------  --------   -------   -------   -------   -------
Outstanding at January 1.................  7,056   $ 20.70     12,667   $ 18.66    15,036   $ 18.35
  Granted................................  1,631     36.63      1,317     30.88     1,280     19.88
   Exercised............................. (1,563)    19.18     (6,726)    18.90      (822)    16.22
   Forfeited.............................   (111)    23.84       (202)    19.09    (2,827)    18.26
                                          ------               ------              ------
Outstanding at December 31...............  7,013     24.69      7,056     20.70    12,667     18.66
                                          ======               ======              ======
Options Exercisable at December 31.......  4,034     22.04      3,845     19.83     8,118     19.23
                                          ======               ======              ======
Options Available for Future Grant.......  4,531                6,387               5,564
                                          ======               ======              ======
Average Fair Value of Options
  Granted During Year.................... $16.76               $12.20              $ 7.43
                                          ======               ======              ======

      The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999, respectively: (1) dividend yield of 0.5%, 0.6% and 0.6%, (2) expected volatility of 43%, 30%, and 28%, (3) risk-free interest rate of 4.6%, 6.0%, and 5.9%, and (4) expected life of 6.0 years, 6.0 years and
6.0 years.

      The following table summarizes certain information for the options outstanding at December 31, 2001 (options in thousands):

                                        Options Outstanding          Options  Exercisable
                                  -------------------------------   ----------------------
                                            Weighted     Weighted                Weighted
                                             Average     Average                 Average
                                            Remaining     Grant                   Grant
Range of Grant Prices             Options     Life        Price      Options      Price
---------------------             -------   ---------   ---------   --------    ----------
                                             (years)
$ 13.00 to $ 17.99..............   1,653        6        $14.66       1,104        $14.85
  18.00 to   22.99..............   2,356        6         20.12       1,783         20.13
  23.00 to   28.99..............     411        4         24.03         392         23.89
  29.00 to   39.99..............   2,381        9         34.35         631         33.97
  40.00 to   54.99..............     212        8         46.46         124         46.94
                                  ------                             ------
                                   7,013        7         24.69       4,034         22.04
                                  ======                             ======

                                       EOG RESOURCES, INC.

      EOG's  pro forma net income and net income per share of  common stock for 2001, 2000 and 1999, had compensation costs been  recorded in  accordance  with SFAS No. 123, are presented below  (in  millions except per share data):

                                                       2001                  2000                 1999
                                               -------------------   -------------------   -------------------
                                                  As                    As                    As
                                               Reported  Pro Forma   Reported  Pro Forma   Reported  Pro Forma
                                               --------  ---------   --------  ---------   --------  ---------
Net Income Available to Common................  $ 387.6    $ 375.7    $ 385.9    $ 373.4    $ 568.6    $ 565.7
Net Income per Share Available to Common
 Basic........................................  $  3.35    $  3.25    $  3.30    $  3.19    $  4.04    $  4.02
                                                =======    =======    =======    =======    =======    =======
 Diluted......................................  $  3.30    $  3.20    $  3.24    $  3.14    $  4.01    $  3.99
                                                =======    =======    =======    =======    =======    =======

      The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects. SFAS No. 123 does not apply to awards prior to 1995, and the extent and timing of additional future awards cannot be predicted.

      The Black-Scholes model used by EOG to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting and/or trading restrictions, which significantly differ from EOG's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which significantly affect the calculated values. Accordingly, management does not believe that this model provides a reliable single measure of the fair value of EOG's stock option awards.

      Restricted Stock and Units. Under the Plans, participants may be granted restricted stock and/or units without cost to the participant. The shares and units granted vest to the participant at various times ranging from one to five years. Upon vesting, the restricted shares are released to the participants and the restricted units released to the participants are converted into one share of common stock. The following summarizes shares of restricted stock and units granted (shares and units in thousands):

                                                          Restricted Shares and Units
                                                          ---------------------------
                                                            2001     2000      1999
                                                          --------  -------  --------
Outstanding at January 1.................................     309      288       378
  Granted................................................     353      201        23
  Released to Participants...............................     (15)    (178)      (39)
  Forfeited or Expired...................................     (15)      (2)      (74)
                                                           ------   ------    ------
Outstanding at December 31...............................     632      309       288
                                                           ------   ------    ------
Average Fair Value of Shares Granted During Year.........  $42.08   $16.10    $20.67
                                                           ======   ======    ======

      The fair value of the restricted shares and units at date of grant has been recorded in shareholders' equity as unearned compensation and is being amortized over the vesting period as compensation expense. Related compensation expense for 2001, 2000 and 1999 was approximately $3.3 million, $1.3 million and $3.1 million, respectively.

      Employee Stock Purchase Plan. During 2001, EOG implemented an Employee Stock Purchase Plan (the "ESPP") that allows eligible employees to semiannually purchase, through payroll deductions, shares of EOG common stock at 85 percent of the fair market value at specified dates. Contributions to the ESPP are limited to 10 percent of the employees' pay (subject to certain ESPP limits) during each of the two six-month offering periods. As of December 31, 2001, 467,699 common shares remained available for issuance under the plan. During 2001, 306 employees participated in the plan and 32,301 common shares were purchased at an aggregate price of approximately $1 million.

      Treasury Shares. During 2001, 2000 and 1999, EOG purchased approximately 1,828,000, 6,709,000, and 130,000 of its common shares, respectively, to offset the dilution resulting from shares issued under the EOG employee stock plans. The difference between the cost of the treasury shares and the exercise price of the options, net of federal income tax benefit of $7.3 million, $41.3 million, and $1.4 million for the years 2001, 2000 and 1999, respectively, is reflected as an adjustment to additional paid in capital to the extent EOG has accumulated additional paid in capital relating to treasury stock and retained earnings thereafter.

                         EOG RESOURCES, INC.

7.  Commitments and Contingencies
    -----------------------------
      Letters Of Credit. At December 31, 2001 and 2000, EOG had letters of credit and guarantees outstanding totaling approximately $136 million and $122 million, respectively. Of these amounts, $120 million and $105 million, respectively, represent guarantees of subsidiary indebtedness included under Note 2 "Long-Term Debt."

     Other Commitments. EOG has leases for buildings, facilities and equipment with varying expiration dates through 2007. Rental expenses associated with these leases amounted to $20 million, $15 million and $ 16 million for 2001, 2000 and 1999, respectively.

     At December 31, 2001, total minimum commitments from minimum rental commitments under long-term non-cancelable operating leases, drilling rig commitments and transportation service commitments based upon current transportation rates and foreign currency exchange rate at December 31, 2001, are as follows (in thousands):

                                  Total Minimum
                                   Commitments
                                  -------------
     2002........................   $ 48,861
     2003 - 2005.................     39,960
     2006 - 2007.................     16,537
     2008 and thereafter.........      5,128
                                    --------
                                    $110,486
                                    ========

      Contingencies. On July 21, 1999, two stockholders of EOG filed separate lawsuits purportedly on behalf of EOG against Enron Corp. and those individuals who were then directors of EOG, alleging that Enron Corp. and those directors breached their fiduciary duties of good faith and loyalty in approving the Share Exchange. The lawsuits sought to rescind the transaction or to receive monetary damages and costs and expenses, including reasonable attorneys' and experts' fees. A Stipulation of Dismissal without prejudice of these suits was entered by the court on December 12, 2001.

     During 2000 and 2001, EOG was engaged in arbitration hearings to settle a disagreement over the timing of the conversion of a 5% overriding royalty interest held by a third party in EOG's Trinidad SECC block to a 15% working interest. The arbitration resulted in a decision in favor of EOG.

     EOG and numerous other companies in the natural gas industry are named as defendants in various lawsuits alleging violations of the civil False Claims Act. These lawsuits have been consolidated for pre-trial proceedings in the United States District Court for the District of Wyoming. The plaintiffs contend that defendants have underpaid royalties on natural gas and natural gas liquids produced on federal and Indian lands through the use of below-market prices, improper deductions, improper measurement techniques and transactions with affiliated companies. Plaintiffs allege that the royalties paid by defendants were lower than the royalties required to be paid under federal regulations and that the forms filed by defendants with the Minerals Management Service reporting these royalty payments were false, thereby violating the civil False Claims Act. The United
States has intervened in certain of the cases as to some of the defendants, but has not intervened as to EOG. Based on EOG's present understanding of these cases, EOG believes that it has substantial defenses to these claims and intends to vigorously assert these defenses. However, if EOG is found to have violated the Civil False Claims Act, EOG could be subject to a variety of sanctions, including treble damages and substantial monetary fines.

      There are various other suits and claims against EOG that have arisen in the ordinary course of business. However, management does not believe these suits and claims will individually or in the aggregate have a material adverse effect on the financial condition or results of operations of EOG. EOG has been named as a potentially responsible party in certain Comprehensive Environmental Response, Compensation, and Liability Act proceedings. However, management does not believe that any potential assessments resulting from such proceedings will individually or in the aggregate have a materially adverse effect on the financial condition or results of operations of EOG.

                         EOG RESOURCES, INC.

8.  Net Income Per Share Available to Common
    ----------------------------------------

     The  following table sets forth the computation  of  basic  and diluted  earnings from net income available to common for  the  years ended December 31 (in thousands, except per share amounts):

                                                                  2001         2000        1999
                                                               ---------    ---------    ---------
Numerator for basic and diluted earnings per share -
      Net income available to common.........................  $ 387,622    $ 385,903    $ 568,559
                                                               =========    =========    =========
Denominator for basic earnings per share -
     Weighted average shares.................................    115,765      116,934      140,648
Potential dilutive common shares -
     Stock options...........................................      1,453        2,038          964
     Restricted stock and units..............................        270          130           15
                                                               ---------    ---------    ---------
Denominator for diluted earnings per share -
      Adjusted  weighted average shares......................    117,488      119,102      141,627
                                                               =========    =========    =========
Net income per share of common stock
     Basic...................................................  $    3.35    $    3.30    $    4.04
                                                               =========    =========    =========
     Diluted.................................................  $    3.30    $    3.24    $    4.01
                                                               =========    =========    =========

9.  Supplemental Cash Flow Information
    ----------------------------------
      On August 16, 1999, EOG and Enron Corp. completed the Share Exchange whereby EOG received 62,270,000 shares of EOG's common stock out of 82,270,000 shares owned by Enron Corp. in exchange for all the stock of EOG's subsidiary, EOGI-India, Inc (see Note 4 "Transactions with Enron Corp."). Prior to the Share Exchange, EOG made an indirect capital contribution of approximately $600 million in cash, plus certain intercompany receivables, to EOGI-India, Inc. At the time of completion of this transaction, EOG's net investment in EOGI-India, Inc. was $870 million.

     Cash paid for interest and income taxes was as follows for the years ended December 31 (in thousands):

                                                                   2001        2000        1999
                                                                --------    ---------    --------
Interest (net of amount capitalized)..........................  $ 45,715    $  61,679    $ 67,965
Income taxes..................................................   106,312       87,285      19,810


                         EOG RESOURCES, INC.

10.  Business Segment Information
     ----------------------------
      EOG's operations are all natural gas and crude oil exploration and production related. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. EOG's chief operating decision making process is informal and involves the Chairman and Chief Executive Officer and other key officers. This group routinely reviews and makes operating decisions related to significant issues associated with each of EOG's major producing areas in the United States and each significant international location. For segment reporting purposes, the major U.S. producing areas have been aggregated as one reportable segment due to similarities in their operations as allowed by SFAS No. 131. Financial information by reportable segment is presented below for the years ended December 31, or at December 31 (in thousands):

                                               United States      Canada     Trinidad   India(1)   Other(2)      Total
                                               --------------  ------------  --------- ---------  ---------  -------------
2001
  Net Operating Revenues......................  $ 1,394,457(3)  $ 191,219(3)  $ 69,140  $   --    $     71   $ 1,654,887(3)
  Depreciation, Depletion and Amortization....      348,539        31,821       12,031      --           8       392,399
  Operating Income (Loss).....................      536,671       107,524       36,761      --      (6,404)      674,552
  Interest Income.............................          415         2,943        1,702      --        --           5,060
  Other Income (Expense)......................       (3,284)           71          154      --           2        (3,057)
  Interest Expense............................       45,061           750         (701)     --        --          45,110
  Income (Loss) Before Income Taxes...........      488,741       109,788       39,318      --      (6,402)      631,445
  Income Tax Provision (Benefit)..............      187,285        28,438       20,166      --      (3,060)      232,829
  Additions to Oil and Gas Properties.........      729,655       176,101       68,260      --        --         974,016
  Total Assets................................    2,676,160       510,476      227,229      --         179     3,414,044

2000
  Net Operating Revenues......................  $ 1,223,315(3)  $ 184,092(3)  $ 82,430  $   --    $     58   $ 1,489,895(3)
  Depreciation, Depletion and Amortization....      310,685        34,621       13,959      --        --         359,265
  Operating Income (Loss).....................      552,091       103,229       41,974      --        (431)      696,863
  Interest Income.............................          354         2,186          915      --         382         3,837
  Other  Income (Expense).....................       (6,343)          302           31      --        (127)       (6,137)
  Interest Expense............................       54,279        11,140       (4,413)     --        --          61,006
  Income (Loss) Before Income Taxes...........      491,823        94,577       47,333      --        (176)      633,557
  Income Tax Provision (Benefit)..............      181,506        31,159       24,076      --        (115)      236,626
  Additions to Oil and Gas Properties.........      499,207        69,157       33,223      --       1,051       602,638
  Total Assets................................    2,465,642       374,476      159,872      --       1,263     3,001,253

1999
  Net Operating Revenues......................  $   635,587(3)  $  97,817(3)  $ 62,689  $ 53,897  $ (7,891)  $   842,099(3)
  Depreciation, Depletion and Amortization....      279,056        29,570       12,787     7,223     1,032       329,668
  Operating Income (Loss).....................       (7,714)       33,941       32,643    22,699   (63,381)       18,188
  Interest Income.............................          113           184          626        51        63         1,037
  Other Income (Expense)......................      630,872           112          128      (992)  (19,814)      610,306
  Interest Expense............................       42,986         9,459          323    (2,625)   11,676        61,819
  Income (Loss) Before Income Taxes...........      580,285        24,778       33,074    24,383   (94,808)      567,712
  Income Tax Provision (Benefit)..............       (4,200)        4,637       18,484     8,858   (29,161)       (1,382)
  Additions to Oil and Gas Properties.........      292,970        63,783        7,361    23,281     9,055       396,450
  Total Assets................................    2,118,843       344,465      145,186      --       2,299     2,610,793


(1) See Note 4"Transactions with Enron Corp."
(2) Other includes China operations in 1999.  See Note 4 "Transactions with Enron Corp."
(3) EOG had sales activity in 2001 with a certain purchaser in the United States and Canada segments that totaled approximately $224.5 million of the Consolidated Net Operating Revenues.  Sales activity with another purchaser in the United States and Canada segments in 2000 and 1999 totaled approximately $183.2 million and $98.1 million, respectively, of the Consolidated Net Operating Revenues.

                         EOG RESOURCES, INC.

11.  Other Income (Expense), Net
     ---------------------------
      Other income (expense) - other, net for the year ended December 31, 1999, included the gain of $59.6 million on the sale of 3.2 million shares of Enron Corp. options granted to EOG under the 1997 Equity Participation and Business Opportunity Agreement with Enron Corp., and $19.4 million loss relating to anticipated costs of abandonment of certain international activities.

12.  Price and Interest Rate Risk Management Activities
     --------------------------------------------------
      EOG engages in price risk management activities from time to time. These activities are intended to manage EOG's exposure to fluctuations in commodity prices for natural gas and crude oil. EOG utilizes derivative financial instruments, primarily price swaps and costless collars, as the means to manage this price risk.

      During 2001 and 2000, EOG elected not to designate any of its derivative contracts as accounting hedges and accordingly, accounted for these derivative contracts under mark-to-market accounting. During 2001, EOG recognized mark-to-market gains on commodity contracts of $98 million, of which $62 million were realized gains. During 2000, EOG recognized and realized approximately $1 million mark-to-market losses on commodity contracts.

      During the fourth quarter of 2001, as a result of the Enron Corp.'s bankruptcy proceedings, EOG wrote off $17 million in Charges Related to Enron Bankruptcy in the Consolidated Statements of Income and Comprehensive Income related to 2001 and 2002 natural gas and crude oil derivative contracts entered into with a subsidiary of Enron Corp. (see Note 4 to the Consolidated Financial Statements). These contracts covered approximately 19.5 trillion British thermal units and 0.8 million barrels ("MMBbl").

      At December 31, 2001, excluding positions related to the Enron bankruptcies, EOG had open natural gas price swap contracts covering approximately 15% of its 2002 North America production. The fair value of these contracts was $19.6 million. Tabulated below is a summary of these open natural gas price swap positions at December 31, 2001, with prices expressed in dollars per million British thermal units ("$/MMBtu") and volumes in million British thermal units per day ("MMBtud"):

                            Average Price       Volume
            2002              ($/MMBtu)        (MMBtud)
   ---------------------    -------------      --------
   January                    $ 3.21           140,000
   February                   $ 3.13           190,000
   March through May          $ 3.09           140,000
   June through December      $ 3.24           100,000

     At December 31, 2001, excluding positions related to the Enron bankruptcies, EOG had outstanding oil swap contracts, covering notional volumes of approximately 0.5 MMBbl. At December 31, 2001, the fair value of these contracts was a negative $0.4 million. At December 31, 2000, EOG had outstanding swap positions covering notional volumes of approximately 0.7 MMBbl of crude oil and condensate for 2001 that had a fair value of $0.4 million. Such swap positions were settled in 2001 for a loss of $1.7 million.

                         EOG RESOURCES, INC.

      Subsequent to December 31, 2001, EOG entered into certain natural gas and crude oil swap contracts. The following is a summary of EOG's price swap positions at February 20, 2002, including these contracts:

     o Natural Gas Price Swaps

                                   Average Price     Volume
                2002                 ($/MMBtu)      (MMBtud)
       ----------------------      -------------    --------
       January (closed)               $ 3.21        140,000
       February (closed)              $ 3.13        190,000
       March                          $ 3.13        140,000
       April and May                  $ 2.68        290,000
       June                           $ 2.76        200,000
       July through December          $ 3.26        100,000

     o Crude Oil Price Swaps - Notional volumes of two thousand barrels of oil per day for the period March 2002 to December 2002 at an average price of $21.50 per barrel.

      During 2001, 2000 and 1999, EOG recognized in natural gas and crude oil and condensate revenues hedge losses of $1 million, $17 million and $5 million, respectively, related to closed hedge positions.

      Interest Rate Swap Agreements and Foreign Currency Contracts. At December 31, 2000, a subsidiary of EOG and EOG were parties to offsetting foreign currency and interest rate swap agreements with an aggregate notional principal amount of $210 million. Such swap agreements terminated in January 2001. Presently, EOG is not a party to any foreign currency or interest rate swap agreement.

      The  following  table summarizes the estimated  fair  value  of financial instruments and related transactions at December 31, 2001 and 2000:

                                                              2001                     2000
                                                    ------------------------  ------------------------
                                                    Carrying    Estimated     Carrying    Estimated
                                                     Amount    Fair Value(1)   Amount    Fair Value(1)
                                                    --------   -------------  --------   -------------
                                                         (In Millions)              (In Millions)
Long-Term  Debt(2)................................  $ 856.0       $ 838.3     $ 859.0       $ 831.1
NYMEX-Related Commodity Market Positions..........     19.2          19.2        (5.6)         (5.6)

(1) Estimated fair values have been determined by using available market data and valuation methodologies.
    Judgment is necessarily required in interpreting market data and the use of different market assumptions or estimation methodologies may affect the estimated fair value amounts.

(2) See Note 2 "Long-Term Debt."

     Credit  Risk.   While  notional contract  amounts  are  used  to
express the magnitude of commodity price and interest rate swap agreements, the amounts potentially subject to credit risk, in the event of nonperformance by the other parties, are substantially
smaller.   EOG  evaluates its exposure to all  counterparties  on  an ongoing  basis, including those arising from physical  and  financial
transactions.   In  some instances EOG requires collateral  from  its
counterparties to minimize any risk, and EOG is actively  considering
other  means  of reducing its exposure to individual  companies.   At
December 31, 2001, approximately 11% of EOG's net accounts receivable balance related to natural gas, crude oil and condensate sales was due from a major utility company. The amount due from this utility company at December 31, 2000, which approximated 10% of the net accounts receivable balance, was collected during 2001. No other individual purchaser accounted for 10% or more of the net accounts receivable balance at December 31, 2001 and 2000. At December 31, 2001, EOG had an allowance for doubtful accounts of $20.1 million, of which $19.2 million is associated with the Enron Corp. bankruptcy.

                         EOG RESOURCES, INC.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)


13.  Concentration of Credit Risk
     ----------------------------
      Substantially all of EOG's accounts receivable at December 31, 2001 and 2000 result from crude oil and natural gas sales and/or joint interest billings to third party companies including foreign state-owned entities in the oil and gas industry. This concentration of customers and joint interest owners may impact EOG's overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral from a customer or joint interest owner, EOG analyzes the entity's net worth, cash flows, earnings, and credit ratings. Receivables are generally not collateralized. Historical credit losses incurred on receivables by EOG have been immaterial except for those associated with the Enron bankruptcies.

14.  Accounting for Certain Long-Lived Assets
     ----------------------------------------
      Periodically, EOG reviews its oil and gas properties for impairment purposes by comparing the expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. During 2001 and 2000, such reviews indicated that unamortized capitalized costs of certain properties were higher than their expected undiscounted future cash flows due primarily to downward reserve revisions and lower natural gas and crude oil prices. As a result, EOG recorded in Impairments pre-tax charges of $39 million and $11 million, respectively, for 2001 and 2000 in the United States operating segment. The carrying values for assets determined to be impaired were adjusted to estimated fair values based on projected future net cash flows discounted using EOG risk-adjusted discount rate.

      In 1999, as a result of the change to EOG's portfolio of assets brought about by the Share Exchange (see Note 4 "Transactions with Enron Corp."), EOG conducted a re-evaluation of its overall business. As a result of this re-evaluation, some of EOG's projects were no longer deemed central to its business. EOG recorded non-cash charges in connection with the impairment and/or EOG's decision to dispose of such projects of $133 million pre-tax ($89 million after-tax). In addition, EOG recorded charges of $15 million pre-tax ($10 million after-tax) pursuant to a change in EOG's strategy related to certain offshore operations in the second quarter and an impairment of various North America properties in the fourth quarter of 1999 to Impairments. In the United States operating segment, a pre-tax impairment charge of $85 million was recorded to Impairments. The carrying values for assets determined to be impaired were adjusted to estimated fair values based on projected future discounted net cash flows for such assets. In the Other operating segment, a pre-tax charge of $36 million was recorded to Impairments to fully write-off EOG's basis and a pre-tax charge of $19 million was recorded to other income (expense) - other, net for the estimated exit costs related to EOG's decision to dispose of certain international operations. Net loss for the Other operating segment operations for 1999, excluding these charges, was approximately $3 million.

15.  Investment in Caribbean Nitrogen Company Limited
     ------------------------------------------------
     EOG, through a subsidiary, owns an approximate 16% equity interest in a Trinidadian company named Caribbean Nitrogen Company Limited ("CNCL"). The other shareholders in CNCL are subsidiaries of Ferrostall AG, Duke Energy, Halliburton and CL Financial Ltd. At December 31, 2001, investment in CNCL was approximately $12.7 million with the final equity payment of approximately $1.2 million due in the first quarter of 2002. CNCL is constructing an ammonia plant in Trinidad and is expected to commence production in 2002. At December 31, 2001, CNCL had a long-term debt balance of approximately $197 million, which is non-recourse to CNCL's shareholders. EOG will be liable for its share of any pre-completion deficiency funds loans to fund plant cost overruns up to $15 million, approximately $2.6 million of which is net to EOG's interest. EOG will also be liable for its share of any post-completion deficiency funds loans to fund the costs of operation, payment of principal and interest to the principal creditor and other cash deficiencies of CNCL up to $30 million, approximately $5 million of which is net to EOG's interest. The Shareholders' Agreement requires the consent of the holders of 90% or more of the shares to take certain material actions. Accordingly, given its current level of equity ownership, EOG is able to exercise significant influence over the operating and financial policies of CNCL and therefore, it accounts for the investment using the equity method.

                         EOG RESOURCES, INC.

    SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS

 (In Thousands Except Per Share Amounts Unless Otherwise Indicated) (Unaudited Except for Results of Operations for Oil and Gas Producing
                             Activities)

Oil and Gas Producing Activities
--------------------------------

      The following disclosures are made in accordance with SFAS No. 69--"Disclosures about Oil and Gas Producing Activities":

     Oil and Gas Reserves. Users of this information should be aware that the process of estimating quantities of "proved," "proved developed" and "proved undeveloped" crude oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for various reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures.

      Proved reserves represent estimated quantities of natural gas, crude oil, condensate, and natural gas liquids that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made.

      Proved developed reserves are proved reserves expected to be recovered, through wells and equipment in place and under operating methods being utilized at the time the estimates were made.

     Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

       Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and EOG's estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause EOG's share of future production from Canadian reserves to be materially different from that presented.

      As a result of the re-evaluation of EOG's portfolio of assets following the Share Exchange (see Note 4 "Transactions with Enron Corp."), on November 12, 1999 senior management proposed to the Board of Directors ("the Board") of EOG to defer the development of the Big Piney Madison deep Paleozoic formation methane reserves in Wyoming for the foreseeable future. The Board approved the recommendation. As a result, the 1.2 trillion cubic feet of methane reserves in the formation, which are located on acreage owned by EOG and held by production for the foreseeable future, and which were classified as proved undeveloped reserves at December 31, 1998, were removed as a revision during 1999. At December 31, 1998, these reserves represented approximately $100 million or 5% of EOG's Standardized Measure of Discounted Future Net Cash Flows as adjusted for the sale of the India and China reserves as a result of the Share Exchange. At December 31, 2001, EOG had no plan to develop these reserves for the foreseeable future.

                         EOG RESOURCES, INC.

    SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Continued)


       Estimates of proved and proved developed reserves at December 31, 2001, 2000 and 1999 were based on studies performed by the engineering staff of EOG for reserves in the United States, Canada, Trinidad, India and China (See Note 4 to the Consolidated Financial Statements regarding operations transferred under the Share Exchange). Opinions by DeGolyer and MacNaughton ("D&M"), independent petroleum consultants, for the years ended December 31, 2001, 2000, and 1999 covered producing areas containing 71%, 49% and 52%, respectively, of proved reserves of EOG on a net-equivalent-cubic-feet-of-gas basis. D&M's opinions indicate that the estimates of proved reserves prepared by EOG's engineering staff for the properties reviewed by D&M, when compared in total on a net-equivalent-cubic-feet-of-gas basis, do not differ materially from the estimates prepared by D&M. Such estimates by D&M in the aggregate varied by not more than 5% from those prepared by the engineering staff of EOG. All reports by D&M were developed utilizing geological and engineering data provided by EOG.

       No major discovery or other favorable or adverse event subsequent to December 31, 2001 is believed to have caused a material change in the estimates of proved or proved developed reserves as of that date.

      The following table sets forth EOG's net proved and proved developed reserves at December 31 for each of the four years in the period ended December 31, 2001, and the changes in the net proved reserves for each of the three years in the period then ended as estimated by the engineering staff of EOG.

                                           NET PROVED AND PROVED DEVELOPED RESERVE SUMMARY

                                                United States  Canada   Trinidad   SUBTOTAL   India(1)  Other(2)   TOTAL
                                                -------------  ------   ---------  --------   --------  --------  --------
Natural Gas (Bcf)(3)
Net proved reserves at December 31, 1998........  2,853.4(4)    464.2      976.4    4,294.0    824.6     110.3    5,228.9
  Revisions of previous estimates............... (1,199.1)(5)    (1.3)       4.5   (1,195.9)    -         -      (1,195.9)
  Purchases in place............................    108.5        34.0       -         142.5     -         -         142.5
  Extensions, discoveries and other additions...    208.2        69.8       51.0      329.0     -         -         329.0
  Sales  in  place(1)...........................    (70.9)       (1.4)      -         (72.3)  (807.9)   (110.3)    (990.5)
  Production....................................   (242.9)      (41.8)     (37.3)    (322.0)   (16.7)     -        (338.7)
                                                 --------      ------   --------   --------   ------    ------   --------
Net proved reserves at December 31, 1999........  1,657.2       523.5      994.6    3,175.3     -         -       3,175.3
  Revisions  of  previous estimates.............     47.2         6.4       (0.4)      53.2     -         -          53.2
  Purchases in place............................    188.8        39.4       -         228.2     -         -         228.2
  Extensions, discoveries and other additions...    255.4        23.8       65.1      344.3     -         -         344.3
  Sales  in place...............................    (84.2)       (0.1)      -         (84.3)    -         -         (84.3)
  Production....................................   (243.0)      (47.3)     (45.8)    (336.1)    -         -        (336.1)
                                                 --------      ------    -------   --------   ------    ------   --------
Net proved reserves at December 31, 2000........   1,821.4      545.7    1,013.5    3,380.6     -         -       3,380.6
  Revisions  of previous estimates..............      15.0      (26.8)    (121.6)    (133.4)    -         -        (133.4)
  Purchases in place............................      66.1      111.5       -         177.6     -         -         177.6
  Extensions, discoveries and other additions...     358.3       59.7      295.2      713.2     -         -         713.2
  Sales  in place...............................      (1.0)      -          -          (1.0)    -         -          (1.0)
  Production....................................    (252.5)     (46.0)     (42.0)    (340.5)    -         -        (340.5)
                                                 ---------     ------    -------   --------   ------    ------   --------
Net proved reserves at December 31, 2001........   2,007.3      644.1    1,145.1(6) 3,796.5     -         -       3,796.5
                                                 =========     ======    =======   ========   ======    ======   ========

                                                              EOG RESOURCES, INC.

                                         SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                 (Continued)

                                                    United
                                                    States      Canada   Trinidad   SUBTOTAL   India(1) Other(2)   TOTAL
                                                  -----------   -------  ---------  --------  --------- -------- ----------
Liquids (MBbl)(7)
Net proved reserves at December 31, 1998.......     36,827      7,592     16,204     60,623    42,785    1,162     104,570
  Revisions of previous estimates..............      5,085        117        (72)     5,130       -        -         5,130
  Purchases in place...........................      2,753         39        -        2,792       -        -         2,792
  Extensions, discoveries and other additions..      9,520      2,416        509     12,445       -        -        12,445
  Sales  in  place(1)..........................       (121)       (37)       -         (158)  (41,306)  (1,162)    (42,626)
  Production...................................     (6,217)    (1,231)      (878)    (8,326)   (1,479)     -        (9,805)
                                                 ---------    -------    -------   --------  --------   -------   --------
Net proved reserves at December 31, 1999.......     47,847      8,896     15,763     72,506       -        -        72,506
  Revisions of previous estimates..............     (1,951)        46         28     (1,877)      -        -        (1,877)
  Purchases in place...........................      3,948        -          -        3,948       -        -         3,948
  Extensions, discoveries and other additions..     12,433        404        738     13,575       -        -        13,575
  Sales  in place..............................       (484)    (2,474)       -       (2,958)      -        -        (2,958)
  Production...................................     (9,780)    (1,055)      (957)   (11,792)      -        -       (11,792)
                                                 ---------    -------    -------   --------  --------   -------   --------
Net proved reserves at December 31, 2000.......     52,013      5,817     15,572     73,402       -        -        73,402
  Revisions of previous estimates..............     (3,111)     1,294     (3,691)    (5,508)      -        -        (5,508)
  Purchases in place...........................        586         35        -          621       -        -           621
  Extensions, discoveries and other additions..     12,380        361      1,967     14,708       -        -        14,708
  Sales in place...............................       (192)       (35)       -         (227)      -        -          (227)
  Production...................................     (9,293)      (820)      (749)   (10,862)      -        -       (10,862)
                                                 ---------    -------    -------   --------  --------   -------   --------
Net proved  reserves at December 31, 2001......     52,383      6,652     13,099(6)  72,134       -        -        72,134
                                                 =========    =======    =======   ========  ========   =======   ========
Bcf Equivalent (Bcfe)(3)
Net  proved reserves at December 31, 1998......    3,074.5(4)   509.7    1,073.6    4,657.8   1,081.3    117.2     5,856.3
  Revisions of previous estimates..............   (1,168.8)(5)   (0.6)       4.1   (1,165.3)      -        -      (1,165.3)
  Purchases in place...........................      125.1       34.3       -         159.4       -        -         159.4
  Extensions, discoveries and other additions..      265.3       84.3       54.0      403.6       -        -         403.6
  Sales   in  place(1).........................      (71.6)      (1.6)      -         (73.2) (1,055.7)  (117.2)   (1,246.1)
  Production...................................     (280.2)     (49.2)     (42.5)    (371.9)    (25.6)     -        (397.5)
                                                 ---------    -------    -------   --------  --------   ------    --------
Net  proved reserves at December 31, 1999......    1,944.3      576.9    1,089.2   3,610.4       -         -       3,610.4
  Revisions  of previous estimates.............       35.5        6.8       (0.2)     42.1       -         -          42.1
  Purchases  in  place.........................      212.5       39.4       -        251.9       -         -         251.9
  Extensions, discoveries and other additions..      330.0       26.2       69.5     425.7       -         -         425.7
  Sales  in  place.............................      (87.1)     (15.0)      -       (102.1)      -         -        (102.1)
  Production...................................     (301.7)     (53.7)     (51.6)   (407.0)      -         -        (407.0)
                                                 ---------    -------    -------  --------   --------   -------   --------
Net  proved reserves at December 31, 2000......    2,133.5      580.6    1,106.9   3,821.0       -         -       3,821.0
  Revisions   of  previous  estimates..........       (3.7)     (19.1)    (143.7)   (166.5)      -         -        (166.5)
  Purchases in place...........................       69.7      111.6       -        181.3       -         -         181.3
  Extensions, discoveries and other additions..      432.5       62.0      307.0     801.5       -         -         801.5
  Sales  in place..............................       (2.2)      (0.2)      -         (2.4)      -         -          (2.4)
  Production...................................     (308.2)     (50.9)     (46.5)   (405.6)      -         -        (405.6)
                                                 ---------    -------    -------  --------  --------    -------   --------
Net proved reserves at December 31, 2001.......    2,321.6      684.0    1,223.7(6)4,229.3       -         -       4,229.3
                                                 =========    =======    =======   =======  ========    =======   ========


                                                  EOG RESOURCES, INC.

                             SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS
                                                     (Continued)


                                    United States  Canada    Trinidad     SUBTOTAL    India(1)     TOTAL
                                    -------------  ------   ----------   ----------  ---------   ---------
Net proved developed reserves at
 Natural Gas (Bcf)(3)
    December 31, 1998.............     1,429.7      387.4     283.0        2,100.1      407.4      2,507.5
    December 31, 1999.............     1,446.5      451.1     250.2        2,147.8       --        2,147.8
    December 31, 2000.............     1,498.6      479.4     207.0        2,185.0       --        2,185.0
    December 31, 2001.............     1,588.4      587.6     620.6(8)     2,796.6       --        2,796.6
 Liquids (MBbl)(7)
    December 31, 1998.............      33,045      7,465     4,782         45,292     33,472       78,764
    December 31, 1999.............      41,717      7,041     3,833         52,591       --         52,591
    December 31, 2000.............      42,132      5,695     2,967         50,794       --         50,794
    December 31, 2001.............      41,205      6,532     8,435(8)      56,172       --         56,172
 Bcf Equivalents (Bcfe)(3)
    December 31, 1998.............     1,628.0      432.1     311.7        2,371.8      608.2      2,980.0
    December 31, 1999.............     1,696.8      493.3     273.2        2,463.3       --        2,463.3
    December 31, 2000.............     1,751.4      513.6     224.8        2,489.8       --        2,489.8
    December 31, 2001.............     1,835.7      626.8     671.1(8)     3,133.6       --        3,133.6

___________________________
(1) See Note 4 "Transactions with Enron Corp."
(2) Other includes China operations only.  See Note 4 "Transactions with Enron Corp."
(3) Billion cubic feet or billion cubic feet equivalent, as applicable.
(4) Includes  1,180  Bcf of proved undeveloped  methane  reserves contained, along with high concentrations of carbon dioxide and other gases, in deep Paleozoic (Madison) formations in the Big Piney area of Wyoming.
(5) Includes  reduction  of the 1,180 Bcf of  proved  undeveloped methane reserves mentioned in (4) as a result of EOG's decision to defer the development of the Big Piney Madison deep Paleozoic formation methane reserves in Wyoming for the foreseeable future.
(6) Includes  net proved reserves of  263.5 Bcf,  2,031  MBbl or  275.7 Bcfe, as applicable, from the SECC Block  beyond  the concession  term.  EOG believes that such concession term will  be extended by the Trinidadian government as a matter of course.
(7) Thousand barrels; includes crude oil, condensate and  natural  gas liquids.
(8) Includes net proved developed reserves of 4.3 Bcf, 50 MBbl or 4.6  Bcfe, as applicable, from the SECC Block beyond the concession term.  EOG believes that such concession term will be extended  by the Trinidadian government as a matter of course.


      Capitalized Costs Relating to Oil and Gas Producing Activities.  The following table sets forth the capitalized costs relating to EOG's natural gas and crude oil producing activities at December 31,
2001 and 2000:


                                                                       2001           2000
                                                                   ------------   ------------
Proved Properties..............................................    $ 5,847,053    $ 4,966,667
Unproved Properties............................................        218,550        156,061
                                                                   -----------    -----------
     Total.....................................................      6,065,603      5,122,728
Accumulated depreciation, depletion and amortization...........     (3,009,693)    (2,597,721)
                                                                   -----------    -----------
Net capitalized costs..........................................    $ 3,055,910    $ 2,525,007
                                                                   ===========    ===========

      Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities. The acquisition, exploration and development costs disclosed in the following tables are in accordance with definitions in SFAS No. 19--"Financial Accounting and Reporting by Oil and Gas Producing Companies."

      Acquisition costs include costs incurred to purchase, lease, or otherwise acquire property.

      Exploration costs include exploration expenses, additions to exploration wells including those in progress, and depreciation of support equipment used in exploration activities.

                                           EOG RESOURCES, INC.

                         SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS
                                              (Continued)


     Development costs include additions to production facilities and equipment, additions to development wells including those in progress and depreciation of support equipment and related facilities used  in development activities.

      The  following tables set forth costs incurred related to EOG's oil and gas activities for the years ended December 31:

                                  United States   Canada   Trinidad   Other     SUBTOTAL    India(1)  China(1)    TOTAL
                                  -------------  --------  --------- -------   -----------  -------- ---------  ----------
2001
Acquisition Costs of Properties
  Unproved........................  $  69,308    $  6,967   $   -     $  -      $   76,275   $  -     $  -      $   76,275
  Proved..........................     95,646      72,660       -        -         168,306      -        -         168,306
                                    ---------    --------   --------  -------   ----------   -------  -------   ----------
       Subtotal...................    164,954      79,627       -        -         244,581      -        -         244,581
Exploration Costs.................    163,602      16,708     13,695    8,739      202,744      -        -         202,744
Development  Costs................    512,175      92,374     60,969     -         665,518      -        -         665,518
                                    ---------    --------   --------  -------   ----------   -------  -------   ----------
       Subtotal...................    840,731     188,709     74,664    8,739    1,112,843      -        -       1,112,843
Deferred Income Taxes.............     19,411      30,845       -        -          50,256      -        -          50,256
                                    ---------    --------   --------  -------   ----------   -------  -------   ----------
       Total......................  $ 860,142    $219,554   $ 74,664  $ 8,739   $1,163,099   $  -     $  -      $1,163,099
                                    =========    ========   ========  =======   ==========   =======  =======   ==========
2000
Acquisition Costs of Properties
  Unproved........................  $  45,456    $  5,741   $   -     $  -      $   51,197   $  -     $  -      $   51,197
  Proved..........................     88,473      13,965       -        -         102,438      -        -         102,438
                                    ---------    --------   --------  -------   ----------   -------  -------   ----------
       Subtotal...................    133,929      19,706       -        -         153,635      -        -         153,635
Exploration Costs.................     98,654       9,711     10,849    3,581      122,795      -        -         122,795
Development  Costs................    335,053      46,000     29,688     -         410,741      -        -         410,741
                                    ---------    --------   --------  -------   ----------   -------  -------   ----------
       Subtotal...................    567,636      75,417     40,537    3,581      687,171      -        -         687,171
Deferred Income Taxes.............     18,744       3,685       -        -          22,429      -        -          22,429
                                    ---------    --------   --------  -------   ----------   -------  -------   ----------
       Total......................  $ 586,380    $ 79,102   $ 40,537  $ 3,581   $  709,600   $  -     $  -      $  709,600
                                    =========    ========   ========  =======   ==========   =======  =======   ==========
1999
Acquisition Costs of Properties
  Unproved........................  $  18,964    $  2,276   $   -     $  -      $   21,240   $  -     $  -      $   21,240
  Proved..........................     22,092      20,838       -        -          42,930      -        -          42,930
                                    ---------    --------   --------  -------   ----------   -------  -------   ----------
       Subtotal...................     41,056      23,114       -        -          64,170      -        -          64,170
Exploration Costs.................     65,070       6,516      8,425    4,350       84,361     1,083    1,014       86,458
Development  Costs................    234,900      39,544      4,801       20      279,265    23,281    7,942      310,488
                                    ---------    --------   --------  -------   ----------   -------  -------   ----------
       Subtotal...................    341,026      69,174     13,226    4,370      427,796    24,364    8,956      461,116
Deferred Income Taxes.............       -           -          -        -            -         -        -            -
                                    ---------    --------   --------  -------   ----------   -------  -------   ----------
       Total......................  $ 341,026    $ 69,174   $ 13,226  $ 4,370   $  427,796   $24,364  $ 8,956   $  461,116
                                    =========    ========   ========  =======   ==========   =======  =======   ==========

(1) See Note 4 "Transactions with Enron Corp."


                                                          EOG RESOURCES, INC.

                                      SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS
                                                             (Continued)


      Results  of Operations for Oil and Gas Producing Activities(1).  The following tables set forth results of operations for oil and gas producing activities for the years ended December 31:

                                                  United
                                                  States     Canada     Trinidad   SUBTOTAL   India(2)  Other(3)    TOTAL
                                                ----------  ---------   --------  ----------  --------  --------  ----------
2001
Natural Gas, Crude Oil
  and Condensate Revenues.....................  $1,295,894  $ 191,096   $ 69,141  $1,556,131  $   -     $    72   $1,556,203
Gains (Losses) on Sales of
  Reserves and Related Assets and Other, Net..         811        123       -            934      -         -            934
                                                ----------  ---------   --------  ----------  --------  -------   ----------
      Total...................................   1,296,705    191,219     69,141   1,557,065      -          72    1,557,137
Exploration Expenses, including Dry Hole......     113,419     12,596      6,405     132,420      -       6,407      138,827
Production Costs..............................     219,504     34,426     10,308     264,238      -          49      264,287
Impairments...................................      76,801      2,355       -         79,156      -         -         79,156
Depreciation, Depletion and Amortization......     348,397     31,821     12,031     392,249      -           9      392,258
                                                ----------  ---------   --------  ----------  --------  --------  ----------
Income (Loss) before Income Taxes.............     538,584    110,021     40,397     689,002      -       (6,393)    682,609
Income Tax Provision (Benefit)................     198,243     32,663     22,218     253,124      -       (2,238)    250,886
                                                ----------  ---------   --------  ----------  --------  --------  ----------
Results of Operations.........................  $  340,341  $  77,358   $ 18,179  $  435,878  $   -     $ (4,155) $  431,723
                                                ==========  =========   ========  ==========  ========  ========  ==========

2000
Natural Gas, Crude Oil
  and Condensate Revenues.....................  $1,215,051  $ 183,989   $ 82,431  $1,481,471  $   -     $     59  $1,481,530
Gains (Losses) on Sales of
  Reserves and Related Assets and Other, Net..       9,262        103       -          9,365      -         -          9,365
                                                ----------  ---------   --------  ----------  --------  --------  ----------
      Total...................................   1,224,313    184,092     82,431   1,490,836      -           59   1,490,895
Exploration Expenses, including Dry Hole......      72,000      4,881      7,314      84,195      -          337      84,532
Production  Costs.............................     181,266     31,784     15,669     228,719      -          129     228,848
Impairments...................................      39,775      6,703       -         46,478      -         -         46,478
Depreciation, Depletion and Amortization......     310,612     34,621     13,959     359,192      -            2     359,194
                                                ----------  ---------   --------  ----------  --------  --------  ----------
Income (Loss) before Income Taxes.............     620,660    106,103     45,489     772,252      -         (409)    771,843
Income Tax Provision (Benefit)................     226,657     41,274     25,019     292,950      -         (143)    292,807
                                                ----------  ---------   --------  ----------  --------  --------  ----------
Results of Operations.........................  $  394,003  $  64,829   $ 20,470  $  479,302  $   -     $   (266) $  479,036
                                                ==========  =========   ========  ==========  ========  ========  ==========

1999
Natural Gas, Crude Oil
  and Condensate Revenues.....................  $  629,435  $  96,781   $ 62,689  $  788,905  $ 53,897  $     40  $  842,842
Gains (Losses) on Sales of
  Reserves and Related Assets and Other, Net..       6,152      1,036       -          7,188      -       (7,931)       (743)
                                                ----------  ---------   --------  ----------  --------  --------  ----------
      Total...................................     635,587     97,817     62,689     796,093    53,897    (7,891)    842,099
Exploration Expenses, including Dry Hole......      49,181      5,122      5,865      60,168     1,083     3,415      64,666
Production Costs..............................     129,868     24,698      8,322     162,888    13,413     2,333     178,634
Impairments...................................     121,933      2,480       -        124,413      -       37,404     161,817
Depreciation, Depletion and Amortization......     279,054     29,570     12,787     321,411     7,223     1,034     329,668
                                                ----------  ---------   --------  ----------  --------  --------  ----------
Income (Loss) before Income Taxes.............      55,551     35,947     35,715     127,213    32,178   (52,077)    107,314
Income Tax Provision (Benefit)................      14,605     12,259     19,643      46,507    15,445   (18,227)     43,725
                                                ----------  ---------   --------  ----------  --------  --------  ----------
Results of Operations.........................  $   40,946  $  23,688   $ 16,072  $   80,706  $ 16,733  $(33,850) $   63,589
                                                ==========  =========   ========  ==========  ========  ========  ==========



(1) Excludes  mark-to-market  gains  or  losses  on  commodity derivative contracts, interest charges and general corporate expenses for each of the three years in the period  ended December 31, 2001.

(2) See Note 4 "Transactions with Enron Corp."

(3) Other includes China (in 1999) and other international operations. See Note 4 "Transactions with Enron Corp."

                         EOG RESOURCES, INC.

    SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Continued)

      Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves. The following information has been developed utilizing procedures prescribed by SFAS No. 69 and based on crude oil and natural gas reserve and production volumes estimated by the engineering staff of EOG. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating EOG or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of EOG.

     The future cash flows presented below are based on sales prices, cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

      Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

      The  following  table  sets forth the standardized  measure  of discounted future net cash flows from projected production  of  EOG's crude oil and natural gas reserves for the years ended December 31:


                                                         United States       Canada        Trinidad          TOTAL
                                                         --------------   ------------   ------------    ------------
2001
   Future cash inflows..................................  $ 5,677,824     $ 1,490,552    $ 1,472,197     $ 8,640,573
   Future production costs..............................   (1,528,474)       (371,124)      (335,395)     (2,234,993)
   Future development costs.............................     (387,048)        (31,232)      (110,331)       (528,611)
                                                          -----------     -----------    -----------     -----------
   Future net cash flows before income taxes............    3,762,302       1,088,196      1,026,471       5,876,969
   Future income taxes..................................     (930,505)       (295,739)      (265,709)     (1,491,953)
                                                          -----------     -----------    -----------     -----------
   Future net cash flows................................    2,831,797         792,457        760,762       4,385,016
   Discount to present value at 10% annual rate.........   (1,121,771)       (321,980)      (413,876)     (1,857,627)
                                                          -----------     -----------    -----------     -----------
   Standardized measure of discounted
    future net cash flows relating
    to  proved oil and gas reserves(1)..................  $ 1,710,026     $   470,477    $   346,886     $ 2,527,389
                                                          ===========     ===========    ===========     ===========
2000
   Future cash inflows..................................  $18,500,822     $ 4,704,243    $ 1,860,366     $25,065,431
   Future production costs..............................   (2,766,579)       (389,819)      (668,549)     (3,824,947)
   Future development costs.............................     (279,407)        (44,011)      (194,741)       (518,159)
                                                          -----------     -----------    -----------     -----------
   Future net cash flows before income taxes............   15,454,836       4,270,413        997,076      20,722,325
   Future income taxes..................................   (5,074,986)     (1,451,776)      (230,712)     (6,757,474)
                                                          -----------     -----------    -----------     -----------
   Future net cash flows................................   10,379,850       2,818,637        766,364      13,964,851
   Discount to present value at 10% annual rate.........   (4,368,717)     (1,304,886)      (377,811)     (6,051,414)
                                                          -----------     -----------    -----------     -----------
   Standardized measure of discounted
    future net cash flows relating
    to proved oil and gas reserves......................  $ 6,011,133     $ 1,513,751    $   388,553     $ 7,913,437
                                                          ===========     ===========    ===========     ===========
1999
   Future cash inflows..................................  $ 4,653,014     $ 1,159,024    $ 1,455,951     $ 7,267,989
   Future  production costs.............................   (1,277,485)       (300,332)      (486,902)     (2,064,719)
   Future  development costs............................     (175,039)        (46,966)      (158,778)       (380,783)
                                                          -----------     -----------    -----------     -----------
   Future  net cash flows before income taxes...........    3,200,490         811,726        810,271       4,822,487
   Future income taxes..................................     (630,876)       (226,118)      (253,373)     (1,110,367)
                                                          -----------     -----------    -----------     -----------
   Future net cash flows................................    2,569,614         585,608        556,898       3,712,120
   Discount to present value at 10% annual rate.........     (842,382)       (207,717)      (267,965)     (1,318,064)
                                                          -----------     -----------    -----------     -----------
   Standardized measure of discounted
    future net cash flows relating
    to  proved oil and gas reserves.....................  $ 1,727,232     $   377,891    $   288,933      $ 2,394,056
                                                          ===========     ===========    ===========      ===========

(1) Natural gas prices have declined since December 31,  2001; consequently, the discounted future net cash flows would be reduced if the standardized measure was calculated in  the  first quarter of 2002.





<PAGE  43

                                                           EOG RESOURCES, INC.

                                     SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS
                                                              (Continued)

      Changes  in Standardized Measure of Discounted Future Net Cash Flows.  The following table sets forth the changes in the standardized measure of discounted future net cash flows at December 31, for  each  of  the three years  in  the period ended December 31, 2001.

                                            United States    Canada    Trinidad     SUBTOTAL    India(1)   Other(2)      TOTAL
                                            -------------- ----------  ---------  ------------ ---------- ---------  ------------
December  31,  1998....................... $ 1,570,547(3) $  306,318  $ 237,795    $ 2,114,660  $ 386,293   $ 19,961  $ 2,520,914
 Sales and transfers of oil
   and gas produced, net of
   production  costs......................    (520,961)      (73,044)   (47,578)      (641,583)   (40,484)     2,334     (679,733)
 Net changes in prices and
   production  costs......................     265,946        77,195     76,381        419,522       --         --        419,522
 Extensions, discoveries,
   additions and improved
   recovery net of related costs..........     310,470        68,396      8,523        387,389       --         --        387,389
 Development  costs  incurred.............      42,500        16,100       --           58,600     23,820      8,010       90,430
 Revisions of estimated
   development  costs.....................     133,741           687      8,178        142,606       --         --        142,606
 Revisions of previous quantity estimates.    (163,423)(4)      (505)     2,051       (161,877)      --         --       (161,877)
 Accretion  of  discount..................     171,588        33,815     37,790        243,193       --         --        243,193
 Net change in income taxes...............     (27,883)      (79,397)   (22,874)      (130,154)      --         --       (130,154)
 Purchases of reserves in place...........     102,086        18,769       --          120,855       --         --        120,855
 Sales  of  reserves in place.............     (81,607)       (1,276)      --          (82,883)  (369,629)   (30,305)    (482,817)
 Changes  in  timing and other............     (75,772)       10,833    (11,333)       (76,272)      --         --        (76,272)
                                            ----------    ----------   --------    -----------  ---------  ---------  -----------
December 31, 1999.........................   1,727,232       377,891    288,933      2,394,056       --         --      2,394,056
 Sales and transfers of oil
   and gas produced, net of
   production  costs......................  (1,048,804)     (152,602)   (66,761)    (1,268,167)      --         --     (1,268,167)
 Net changes in prices and
   production  costs......................   5,459,629     1,850,021    153,961      7,463,611       --         --      7,463,611
 Extensions, discoveries,
   additions and improved
   recovery  net  of  related costs.......   1,502,377        94,379     20,544      1,617,300       --         --      1,617,300
 Development  costs  incurred.............      77,000        24,100     29,600        130,700       --         --        130,700
 Revisions of estimated
   development costs......................     (19,055)           39    (39,590)      (58,606)       --         --        (58,606)
 Revisions of previous quantity estimates.     153,862        30,376       (129)       184,109       --         --        184,109
 Accretion  of  discount..................     190,045        48,912     45,192        284,149       --         --        284,149
 Net change in income taxes...............  (2,436,834)     (606,556)     8,566     (3,034,824)      --         --     (3,034,824)
 Purchases  of  reserves in place.........     671,604       136,138       --          807,742       --         --        807,742
 Sales  of  reserves in place.............    (331,960)      (22,454)      --         (354,414)      --         --       (354,414)
 Changes in timing and other..............      66,037      (266,493)   (51,763)      (252,219)      --         --       (252,219)
                                            ----------    ----------   --------   ------------   --------- ---------  -----------
December 31, 2000.........................   6,011,133     1,513,751    388,553      7,913,437       --         --      7,913,437
 Sales and transfers of oil
   and gas produced, net of
   production  costs......................  (1,060,926)     (156,787)   (58,832)    (1,276,545)      --         --     (1,276,545)
 Net changes in prices and
   production  costs......................  (6,400,910)   (1,822,229)  (194,995)    (8,418,134)      --         --     (8,418,134)
 Extensions, discoveries,
   additions and improved
   recovery net of related costs..........     347,088        48,271    114,871        510,230       --         --        510,230
 Development  costs  incurred.............     101,900        27,500     71,088        200,488       --         --        200,488
 Revisions of estimated
   development cost.......................      (5,296)       2,931      10,947          8,582       --         --          8,582
 Revisions of previous quantity estimates.      (3,563)     (12,536)     47,418         31,319       --         --         31,319
 Accretion  of  discount..................     862,118      223,154      54,297      1,139,569       --         --      1,139,569
 Net change in income taxes...............   2,313,068      592,322      15,087      2,920,477       --         --      2,920,477
 Purchases  of  reserves in place.........      35,686       78,790        --          114,476       --         --        114,476
 Sales of reserves in place...............      (6,165)        (303)       --           (6,468)      --         --         (6,468)
 Changes in timing and other..............    (484,107)     (24,387)   (101,548)      (610,042)      --         --       (610,042)
                                           -----------   ----------   ---------    -----------   ---------  --------- -----------
December 31, 2001......................... $ 1,710,026   $  470,477   $ 346,886(5) $ 2,527,389   $   --     $   --    $ 2,527,389
                                           ===========   ==========   =========    ===========   =========  ========= ===========

(1) See Note 4 "Transactions with Enron Corp."
(2) Other includes China operations only.  See Note 4 "Transactions with Enron Corp."
(3) Includes  approximately $100,284 in  1998  related to the reserves in the Big Piney deep Paleozoic formations.
(4) Includes  reserves  reduction  of  approximately  $172,057, discounted before income taxes, related to the reserves in the Big Piney deep Paleozoic formations.
(5) Includes cash flows of $34.1 million from proved reserves of 275.7 Bcfe from the SECC Block beyond the concession term.  EOG believes  that  such  concession  term will be extended by the Trinidadian government as a matter of course.

                                          EOG RESOURCES, INC.

                       SUPPLEMENTAL INFORMATION TO CONSOLIDATED FINANCIAL STATEMENTS
                                              (Concluded)


Unaudited Quarterly Financial Information

                                                                          Quarter Ended
                                                      ---------------------------------------------------
                                                       March 31     June 30       Sept.  30     Dec. 31
                                                      ----------   ----------    ----------    ----------
2001
  Net Operating Revenues..........................    $ 597,253     $ 466,048     $ 354,172     $ 237,414
                                                      =========     =========     =========     =========
  Operating Income (Loss).........................    $ 354,024     $ 234,239     $ 123,947     $ (37,658)
                                                      =========     =========     =========     =========
  Income (Loss) before Income Taxes...............    $ 340,096     $ 224,865     $ 114,977     $ (48,493)
  Income Tax Provision (Benefit)..................      124,849        88,662        43,014       (23,696)
                                                      ---------     ---------     ---------     ---------
  Net Income (Loss)...............................      215,247       136,203        71,963       (24,797)
  Preferred  Stock  Dividends.....................        2,721         2,757         2,759         2,757
                                                      ---------     ---------     ---------     ---------
  Net Income (Loss) Available to Common...........    $ 212,526     $ 133,446     $  69,204     $ (27,554)
                                                      =========     =========     =========     =========
  Net Income (Loss) per Share
  Available to Common
    Basic (1).....................................    $    1.83     $    1.15     $    0.60     $   (0.24)
                                                      =========     =========     =========     =========
    Diluted (1)...................................    $    1.79     $    1.13     $    0.59     $   (0.24)
                                                      =========     =========     =========     =========
  Average Number of Common Shares
    Basic.........................................      116,384       115,870       115,692       115,115
                                                      =========     =========     =========     =========
    Diluted.......................................      118,952       118,047       117,141       115,115
                                                      =========     =========     =========     =========

2000
  Net Operating Revenues..........................    $ 259,897     $ 322,725     $ 402,152     $ 505,121
                                                      =========     =========     =========     =========
  Operating Income................................    $  80,210     $ 139,235     $ 203,658     $ 273,760
                                                      =========     =========     =========     =========
  Income  before Income Taxes.....................    $  65,659     $ 124,417     $ 188,943     $ 254,538
  Income Tax Provision............................       24,169        46,900        72,466        93,091
                                                      ---------     ---------     ---------     ---------
  Net Income......................................       41,490        77,517       116,477       161,447
  Preferred  Stock  Dividends.....................        2,654         2,860         2,755         2,759
                                                      ---------     ---------     ---------     ---------
  Net Income Available to Common..................    $  38,836     $  74,657     $ 113,722     $ 158,688
                                                      =========     =========     =========     =========
  Net Income per Share
  Available to Common
    Basic (1).....................................    $    0.33     $    0.64     $    0.98     $    1.36
                                                      =========     =========     =========     =========
    Diluted (1)...................................    $    0.33     $    0.63     $    0.95     $    1.33
                                                      =========     =========     =========     =========
 Average Number of Common Shares
    Basic.........................................      117,827       116,666       116,559       116,684
                                                      =========     =========     =========     =========
    Diluted.......................................      118,273       119,179       119,262       119,582
                                                      =========     =========     =========     =========

(1) The sum of quarterly net income per share available to common may not agree with total year net income per share available to common as each quarterly computation is based on the weighted average of common shares outstanding.

                                                         EXHIBIT 23.1


                 CONSENT OF DEGOLYER AND MACNAUGHTON


                                                  February 25, 2002


     We hereby consent to the references to our firm and to the opinions delivered to EOG Resources, Inc., formerly Enron Oil & Gas Company (the Company), regarding our comparison of estimates prepared by us with those furnished to us by the Company of the proved oil, condensate, natural gas liquids, and natural gas reserves of certain selected properties owned by the Company. The opinions are contained in our letter reports dated February 8, 2000, February 8, 2001 and January 25, 2002 for estimates as of December 31, 1999, December 31, 2000, and December 31, 2001, respectively. The opinions are referred to in the section "Supplemental Information to Consolidated Financial Statements - Oil and Gas Producing Activities" in the Company's Current Report on Form 8-K dated February 27, 2002, to be filed with the
Securities  and Exchange Commission (the "Form 8-K").   DeGolyer  and
MacNaughton also consents to the inclusion of our letter report, dated January 25, 2002, addressed to the Company as Exhibit (23.2) to the Company's Form 8-K. Additionally, we hereby consent to the incorporation by reference of such references to our firm and to our opinions included in the Company's Form 8-K in the Company's
previously filed Registration Statement   Nos. 33-48358, 33-52201, 33-
58103,  33-62005,  333-09919, 333-20841, 333-18511,  333-31715,  333-
44785, 333-69483, 333-46858, 333-62256 and 333-63184.


                                        DeGOLYER and MacNAUGHTON

                                                         EXHIBIT 23.2


                 OPINION OF DEGOLYER AND MACNAUGHTON

                                        January 25, 2002

EOG Resources, Inc.
333 Clay Street, Suite 4200
Houston, Texas 77002

Gentlemen:

     Pursuant to your request, we have prepared estimates of the proved crude oil, condensate, natural gas liquids, and natural gas reserves, as of December 31, 2001, of certain selected properties in the United States, Canada, and Trinidad owned by EOG Resources, Inc.
(EOG). The properties consist of working and royalty interests located in California, New Mexico, Texas, Utah, and Wyoming and
offshore from Texas, Louisiana, and Alabama; in Alberta and Saskatchewan, Canada; and offshore from Trinidad. The estimates are reported in detail in our "Report as of December 31, 2001, on Proved Reserves of Certain Properties in the United States owned by EOG Resources, Inc. Selected Properties," our "Report as of December 31, 2001, on Proved Reserves of Certain Properties in Canada owned by EOG Resources, Inc. Selected Properties," our "Report as of December 31, 2001 on Proved Reserves of the U(a) Block Offshore Trinidad owned by EOG Resources, Inc.," and our "Report as of December 31, 2001, on Proved Reserves of the Kiskadee and Oil Bird Fields Offshore Trinidad owned by EOG Resources, Inc." hereinafter collectively referred to as the "Reports." We also have reviewed information provided to us by EOG that it represents to be EOG's estimates of the reserves, as of December 31, 2001, for the same properties as those included in the Reports.

     Proved reserves estimated by us and referred to herein are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. Proved reserves are defined as those that have been proved to a high degree of certainty by reason of actual completion, successful testing, or in certain cases by adequate core analyses and electrical-log interpretation when the producing characteristics of the formation are known from nearby fields. These reserves are defined areally by reasonable geological interpretation of structure and known continuity of oil- or gas-saturated material. This definition is in agreement with the definition of proved reserves prescribed by the Securities and Exchange Commission (SEC).

     EOG represents that its estimates of the proved reserves, as of December 31, 2001, net to its interests in the properties included in the Reports are as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

       Oil, Condensate, and                                Net
       Natural Gas Liquids          Natural Gas         Equivalent
             (Mbbl)                   (MMcf)              (MMcf)
       --------------------        ------------        ------------
            49,274                   2,711,201           3,006,845

      Note: Net equivalent million cubic feet is based on 1 barrel of oil, condensate, or natural gas liquids being equivalent to 6,000 cubic feet of gas.


     EOG has advised us, and we have assumed, that its estimates of proved oil, condensate, natural gas liquids, and natural gas reserves are in accordance with the rules and regulations of the SEC.

     Proved reserves net to EOG's interests estimated by us for the properties included in the Reports, as of December 31, 2001, are as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

       Oil, Condensate, and                               Net
       Natural Gas Liquids         Natural Gas         Equivalent
             (Mbbl)                  (MMcf)              (MMcf)
       --------------------        -----------        ------------
              47,089                2,726,906          3,009,440

     Note: Net equivalent million cubic feet is based on 1 barrel of oil, condensate, or natural gas liquids being equivalent to 6,000 cubic feet of gas.


     In making a comparison of the detailed reserves estimates prepared by us and by EOG of the properties involved, we have found differences, both positive and negative, in reserves estimates for individual properties. These differences appear to be compensating to a great extent when considering the reserves of EOG in the properties included in the Reports, resulting in overall differences not being substantial. It is our opinion that the reserves estimates prepared by EOG on the properties reviewed by us and referred to above, when compared on the basis of net equivalent million cubic feet of gas, do not differ materially from those prepared by us.



                                        Submitted,



                                        DeGOLYER and MacNAUGHTON

                                                         EXHIBIT 23.3


              CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     As independent public accountants, we hereby consent to the incorporation of our report included in this Form 8-K, into EOG
Resources, Inc.'s previously filed Registration Statement File Nos. 33-48358, 33-52201, 33-58103, 33-62005, 333-09919, 333-20841, 333-18511,
333-31715, 333-46858, 333-44785, 333-69483, 333-62256 and 333-63184.


                                        ARTHUR ANDERSEN LLP

Houston, Texas
February 27, 2002